As filed with the Securities and Exchange Commission on April 17, 2003
Registration No. 333-103469

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 3
TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Select Comfort Corporation

(Exact name of registrant as specified in its charter)

Minnesota	41-1597886
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6105 Trenton Lane North

Minneapolis, MN 55442
(763) 551-7000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

William R. McLaughlin

President and Chief Executive Officer
Select Comfort Corporation
6105 Trenton Lane North
Minneapolis, MN 55442
(763) 551-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Thomas R. Marek, Esq. Amy E. Culbert, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street Plaza VII, Suite 3400 Minneapolis, MN 55442 (612) 607-7000	Christopher T. Jensen, Esq. Stephanie M. Gulkin, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178 (212) 309-6000

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or investment reinvestment plans, please check the following box:    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box:    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 17, 2003

Shares

Common Stock

The selling shareholders of Select Comfort Corporation identified in this prospectus are selling 4,400,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares in this offering. Some of the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 660,000 shares to cover over-allotments, if any.

Our common stock is quoted on the Nasdaq National Market under the symbol “SCSS.” The last reported sale price on                       , 2003 was $            per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to the selling shareholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

U.S. Bancorp Piper Jaffray

Adams, Harkness & Hill, Inc.

Craig-Hallum Capital Group LLC

The date of this prospectus is                       , 2003

select comfort.
CREATOR OF THE SLEEP NUMBER® BED

select comfort.
CREATOR OF THE SLEEP NUMBER BED

Select Comfort has 321 stores in 46 states.

      As used in this prospectus, the terms “we,” “us,” “our,” the “company” and “Select Comfort” mean Select Comfort Corporation and its subsidiaries and the term “common stock” means our common stock, par value $0.01 per share.

      As used in this prospectus, the term “bedding” includes mattresses, box springs and foundations and does not include bedding accessories, such as sheets, pillows, headboards, frames, mattress pads and related products.

      Select Comfort®, Sleep Number®, Comfort Club®, Sleep Better on Air®, The Sleep Number Bed by Select Comfort (logo)®, Firmness Control SystemTM, Precision ComfortTM, Corner LockTM, IntraluxTM, Everybody has a Sleep NumberTM, Knowing your Sleep Number is the Key to a Perfect Night’s SleepTM, The Sleep Number Store by Select Comfort (logo)®, You can only find your Sleep Number on a Sleep Number Bed by Select Comfort,TM Select Comfort Creator of the Sleep Number BedTM, What’s Your Sleep Number?TM and our stylized logos are trademarks and/or service marks of Select Comfort. This prospectus also contains trademarks, trade names and service marks that are owned by other persons or entities.

      Our fiscal year ends on the Saturday closest to December 31, and, unless the context otherwise requires, all references to years in this prospectus refer to our fiscal years. Our fiscal year is based on a 52- or 53-week year. All years represented in this prospectus are 52 weeks.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information concerning our company, our common stock being sold in this offering and our financial statements appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary of the material information contained in this prospectus, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks and uncertainties described under “Risk Factors.”

Select Comfort Corporation

      We are the leading developer, manufacturer and marketer of premium quality, adjustable-firmness beds. The air chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain in comparison to traditional mattress products. Our mission is to improve people’s lives through better sleep and our objective is to become the leading brand in the bedding industry.

      Unlike traditional bedding manufacturers, we are vertically integrated from production through sales and customer service, which allows us to control quality, cost, price and presentation. Most of our innovative products are made-to-order and are sold directly to consumers through our three company-controlled distribution channels: 321 retail stores, direct marketing and e-commerce. Additionally, we sell our products through wholesale relationships with home furnishings and specialty bedding retailers. Our business model allows us to maintain low levels of inventory and to generate an accelerated cash-conversion cycle, which enables us to operate with minimal or no working capital.

      The U.S. wholesale bedding industry is a mature and stable industry that has experienced a compounded annual revenue growth rate of approximately 6% over the past 10 years. U.S. retail bedding sales were approximately $7.6 billion in 2002, of which 85% consisted of traditional innerspring bedding. The top 10 bedding retailers accounted for approximately 25% of total retail sales. In 2001, furniture stores accounted for 41% of U.S. bedding retail sales and specialty sleep stores 40%, compared to 56% and 19% market shares in 1993, respectively. According to Furniture/ Today, we were the largest U.S. bedding retailer, based on 2001 sales.

      Following a change in executive management in 2000, we improved our cost structure and rebranded our products and advertising, which led to significantly enhanced operating results. From 2001 to 2002, our sales grew 28% to $335.8 million and comparable store sales grew 27%. We have improved our profitability from an operating loss of $26.0 million in 2000 to operating income of $21.0 million in 2002 and achieved net income in each of the last six quarters. In 2002, we generated $28.3 million in cash flow from operations, after capital expenditures. For the foreseeable future, we believe we can achieve 15% to 25% annual net sales growth and significantly improve our operating margins.

Competitive Strengths

      Our objective is to become the leading brand in the bedding industry, both in revenue share and product innovation. To achieve this goal, we intend to capitalize on the following strengths:

•	Differentiated, Superior Product — Our proprietary Sleep Number bed was designed on the basis of sleep research and is clinically proven to provide better sleep quality and greater relief of back pain in comparison to traditional mattress products. Unlike traditional mattresses made from innersprings, our innovative Sleep Number bed uses proprietary air-chamber technology that allows each side of the mattress to be easily adjusted with a hand-held remote control that digitally displays an individual’s Sleep Number. A Sleep Number is a number from zero to 100 that represents a sleeper’s ideal level of comfort, firmness and support. Our Sleep Number beds are priced competitively with other premium mattress products and have been shown to withstand more than 20 years of simulated use.

•	Proven Brand Development Strategy — In January 2001, we successfully repositioned our product and advertising messages, creating the Sleep Number brand and a new multi-media advertising campaign to increase awareness of our innovative, proprietary beds. This branding strategy allowed our advertising and consumer communication to focus on our bed’s distinguishing and proprietary feature, personalized comfort, as represented by the digital Sleep Number readout on the bed’s hand-held remote control. Although we have less than 5% unaided brand awareness nationally, average unaided awareness of our Sleep Number brand reached 15% by the end of 2002 in the eight markets where the Sleep Number campaign was launched in early 2001. In these markets, we experienced annual comparable store sales growth in the range of 26% to 38% in 2002. Our Sleep Number campaign is now in a total of 20 markets.

•	Company-Controlled Distribution — Unlike traditional bedding manufacturers, which primarily sell through third-party retailers, we generate approximately 95% of our net sales through company-controlled distribution channels: retail, direct marketing and e-commerce. This distribution model enables us to control the selling process to ensure that the unique benefits of our product are effectively presented to consumers, to maintain direct contact with our customers and to capture both the manufacturer’s and retailer’s margin.

•	Flexible and Efficient Operating Model — Unlike traditional bedding manufacturers and retailers that are dependent on a stock of finished-goods inventory to fill orders, we employ a make-to-order manufacturing process. Through our long-term relationships with high-quality suppliers, which have been selected through a rigorous certification and review process, we have implemented a just-in-time materials supply system. As a result of our flexible and modular production process, we estimate that we can double our current production volume in our existing manufacturing facilities with minimal capital investment.

Growth Strategy

      We expect sales growth in the foreseeable future to be derived primarily from comparable store sales increases, opening stores in existing and new markets and adding new distribution channels. We expect to enhance our profit margin primarily by leveraging our existing infrastructure. To accomplish our growth strategy, we intend to focus on the following priorities:

•	Building Brand Awareness — With less than 5% unaided brand awareness nationally, we have the opportunity for significant growth through increasing awareness of our Sleep Number brand, our innovative products and our store locations. In 2002, we continued to drive strong sales growth in the eight markets where our Sleep Number campaign was launched in early 2001, with comparable store sales increases ranging from 33% to 63% in the fourth quarter of 2002. We plan to increase total media spending by 25% to approximately $50 million in 2003.

•	Expanding Profitable Distribution — We plan to expand profitable distribution primarily by: increasing comparable store sales, remodeling 100 older stores in 2003, adding 20 to 30 new retail stores in 2003, increasing our store base by 5% to 10% annually beyond 2003, testing our stores in non-mall locations, expanding wholesale distribution selectively through specialty retailers and building our QVC partnership.

•	Leading the Industry in Product Innovation — Our goal is to continue to lead the industry in product innovation and sleep expertise by developing and marketing products that deliver personalized comfort and better sleep. In 2002, we introduced more new products and product enhancements than in any other year of our history. Sales of the newly re-designed Sleep Number 5000 and 7000 models, our two higher-end product offerings, increased as a percentage of our product mix by eight percentage points in 2002 compared to 2001.

•	Leveraging our Infrastructure — As a result of improving our cost structure in 2000 and 2001, we believe we are well-positioned to generate profitable growth. Over this period, we eliminated over $25 million from our cost structure and reduced the number of units we must sell in a year to become profitable by nearly 20%. We intend to maintain marketing and advertising investment at approximately 20% of net sales to build our brand and generate sales growth. We expect 2003 operating income margins to increase to at least 7% and believe we can achieve operating income margins of 10% to 12% within a three-year horizon.

•	Adding Product Categories, Markets and Geographies — Once we have more thoroughly penetrated the U.S. bedding market, our longer-term goal is to extend our brand through new product introductions, new market segments and international markets. Examples of these growth initiatives include a sofa sleeper featuring our Sleep Number bed, a partnership with Winnebago Industries to install our Sleep Number bed in its higher-end motor homes and an agreement to test our Sleep Number bed in a hotel chain.

      Our company was incorporated in Minnesota in 1987. Our executive offices are located at 6105 Trenton Lane North, Minneapolis, MN 55442. Our telephone number is (763) 551-7000. Our web site address is selectcomfort.com. The information contained on our web site is not a part of this prospectus.

The Offering

Common stock offered by the selling shareholders	4,400,000 shares

Common stock to be outstanding after this offering	31,275,904 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering.

Nasdaq National Market symbol	SCSS

      The number of shares of our common stock that will be outstanding after this offering includes 400,000 shares to be sold in this offering by selling shareholders upon exercise of their warrants and is based on 30,875,904 shares outstanding as of March 28, 2003, which excludes:

•	10,032,080 shares of common stock issuable as of March 28, 2003 upon the exercise of outstanding options and warrants at a weighted average exercise price of $3.64 per share (assuming the exercise of the warrants to purchase 400,000 shares which will be exercised in connection with this offering);

•	1,465,286 shares of common stock reserved for future issuance as of March 28, 2003 under our 1997 Stock Incentive Plan, 1999 Employee Stock Purchase Plan and Profit Sharing and 401(k) Plan; and

•	727,272 shares issuable as of March 28, 2003 upon conversion of a $4.0 million principal amount convertible subordinated debenture convertible at $5.50 per share.

      The underwriters have an option to purchase 660,000 additional shares of our common stock from some of the selling shareholders to cover over-allotments, if any. Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

(in thousands, except per share and selected operating data, unless otherwise indicated)

      The following table summarizes the consolidated statements of operations and selected operating data of our business.

	Year

	2002	2001	2000	1999	1998

Consolidated Statements of Operations Data:
Net sales	$335,795	$261,687	$270,077	$273,767	$246,269
Operating income (loss)(1)	21,022	(10,602)	(25,970)	(14,793)	11,445
Net income (loss)	37,122	(12,066)	(37,214)	(8,204)	5,195
Net income (loss) per share:
Diluted	$1.09	$(0.66)	$(2.09)	$(0.45)	$0.19
Pro forma(2)	$0.37	$(0.41)	$(0.89)	$(0.45)	$0.19
Shares used in calculation of diluted and pro forma net income (loss) per share(2)	34,532	18,157	17,848	18,300	15,928
Selected Operating Data:
Stores open at period end(3)	322	328	333	341	264
Average net sales per store (000s)(4)	$817	$626	$636	$644	$664
% of stores with more than $1.0 million in net sales(4)	24.1%	9.8%	11.8%	12.6%	12.6%
Comparable store sales increase (decrease)(5)	26.8%	(3.8)%	0.2%	4.7%	23.5%
Average square footage per store open during period(4)	972	941	913	893	894
Net sales per square foot(4)	$841	$666	$697	$721	$743
Average store age (in months at period end)	61	51	41	31	26
EBITDA (000s)(6)	$30,018	$(1,371)	$(18,288)	$(8,214)	$16,764

      The following table summarizes our consolidated balance sheet data as of December 28, 2002. The consolidated balance sheet data are presented on an actual basis and as adjusted to give effect to the exercise of warrants to purchase 400,000 shares of common stock and the payment of our estimated offering expenses.

	As of December 28, 2002

	Actual	As Adjusted

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$40,824	$40,949
Working capital	26,765	26,890
Total assets	108,331	108,456
Long-term debt, less current maturities	2,991	2,991
Total shareholders’ equity	54,515	54,640

(1)	Includes charges for store closings and asset impairments of $0.2 million, $1.4 million, $2.0 million, $1.5 million and $0.0 million for 2002, 2001, 2000, 1999 and 1998, respectively. See Note 4 to our Consolidated Financial Statements.

(2)	Pro forma net income (loss) per share reflects the effects on net income from specific non-recurring items and from the recognition of an income tax benefit (provision) for years where a regular tax provision, at a rate of 38%, was not recorded. Generally accepted accounting principles (GAAP) did not allow us to reduce net income for income tax expense in 2002 or to provide an income tax benefit in 2001 or 2000. Because we expect to record income tax in future periods, we believe pro forma net income (loss) per share provides a more meaningful comparison than GAAP net income (loss) per share for the periods presented and future periods.

In addition, we excluded the effect of the extraordinary after-tax, non-cash charges associated with early repayment of our $5.0 million of 12% senior secured debt in December 2002 because we have no remaining debt which could result in a similar charge in the future. A reconciliation of diluted net income (loss) per share (as determined in accordance with GAAP) to pro forma net income (loss) per share is as follows:

	2002	2001	2000

GAAP diluted net income (loss) per share	$1.09	$(0.66)	$(2.09)
Effect of:
Income tax benefit (provision) at 38% of income before tax	(0.22)	0.25	0.55
Charges from early repayment of debt	0.02	—	—
(Restoration) write-off of deferred tax asset	(0.52)	—	0.65

Pro forma diluted net income (loss) per share	$0.37	$(0.41)	$(0.89)

(3)	Includes stores operated in leased departments within other retail stores (13, 22, 25, 45 and 14 at the end of 2002, 2001, 2000, 1999 and 1998, respectively).

(4)	For stores open during the entire period indicated.

(5)	Stores enter the comparable store calculation in the 13th full month of operation. The number of comparable stores used to calculate such data was 307, 317, 314, 262 and 199 for 2002, 2001, 2000, 1999 and 1998, respectively. Our 1998 comparable store sales increase reflects adjustments for an additional week of sales in 1997. Without adjusting for the additional week, comparable store sales would have been 17.9% in 1998.

(6)	Earnings before interest, income taxes, depreciation and amortization (EBITDA) is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with GAAP). We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. A reconciliation of income (loss) before income taxes and extraordinary loss to EBITDA for each of the fiscal years indicated is as follows:

	2002	2001	2000	1999	1998

Income (loss) before income taxes and extraordinary loss	$19,740	(12,066)	(25,622)	(13,022)	4,404
Interest (income) expense, net	1,084	1,125	(1,056)	(1,887)	7,009
Depreciation and amortization	9,194	9,570	8,390	6,695	5,351

EBITDA	$30,018	$(1,371)	$(18,288)	$(8,214)	$16,764

RISK FACTORS

      This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below, which we believe are the material risks and uncertainties of our business and this offering, as well as the other information contained in this prospectus and in the documents to which we refer you under the heading “Incorporation of Information We File with the SEC” before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or operating results could be significantly harmed. In that case, the market price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Select Comfort Corporation

We may be unable to sustain growth or profitability.

      Our net sales grew in 2002 after two consecutive years of declining net sales. Our six most recent quarters have been profitable after eight consecutive quarters of losses. We may not be able to sustain growth or profitability on a quarterly or annual basis in future periods. Our future growth and profitability will depend upon a number of factors, including without limitation:

•	Our ability to continue to successfully execute our strategic initiatives and growth strategy;

•	The efficiency and effectiveness of our Sleep Number advertising campaign and other marketing programs in building product and brand awareness, driving traffic to our points of sale and increasing sales;

•	The level of consumer acceptance of our products;

•	Our ability to continue to realize the benefits of our cost savings initiatives;

•	Our ability to realize increased sales and greater levels of profitability through our retail stores;

•	Our ability to cost-effectively close under-performing or unprofitable store locations;

•	Our ability to hire, train, manage and retain qualified retail store management and sales professionals;

•	Our ability to cost-effectively sell our products through wholesale or other distribution channels in volumes sufficient to drive growth and leverage our cost structure and advertising spending;

•	Our ability to continuously improve our products to offer new and enhanced consumer benefits, better quality and reduced costs;

•	Our ability to maintain cost-effective sales, production and delivery of our products;

•	Our ability to successfully expand our home delivery, assembly and mattress removal capability on a cost-effective basis;

•	The ability of various third-party providers of delivery, assembly and mattress removal services to provide quality services on a cost-effective basis;

•	Our ability to cost-effectively offer consumer credit options through third-party credit providers;

•	Our ability to successfully identify and respond to emerging trends in the bedding industry;

•	The level of competition in the bedding industry; and

•	General economic conditions and consumer confidence.

      We may not be successful in executing our growth strategy and even if we achieve our strategic plan, we may not be able to sustain profitability. Failure to successfully execute any material part of our strategic plan or growth strategy could significantly harm our business, financial condition and operating results.

Our comparable store sales and other operating results may fluctuate significantly and an unanticipated decline in comparable store sales or other operating results may disappoint investors and result in a decline in our stock price.

      Our comparable store sales results and other operating results have fluctuated significantly in the past. These fluctuations may continue and thus may not be a meaningful indicator of future performance. For example, our comparable store sales results have fluctuated significantly from quarter to quarter with (decreases)/increases ranging from (7.7)% to 38.3% from 1998 through 2002. Stores enter the comparable store calculation in the 13th full month of operation. Our annual comparable store sales (decreases)/increases were 26.8% for 2002, (3.8)% for 2001 and 0.2% for 2000. Our comparable store sales and other operating results may fluctuate significantly in the future. A variety of factors affect our comparable store sales results and other operating results, including:

•	Levels of consumer awareness of our products, brand name and store locations;

•	Levels of consumer acceptance of our existing and new products;

•	Higher levels of sales in the first year of operations as each successive class of new stores is opened;

•	Comparable store sales performance in prior periods;

•	The maturation of our store base;

•	The amount, timing and relative success of promotional events, advertising expenditures, new product introductions and product line extensions;

•	The quality and tenure of store-level managers and sales professionals;

•	The amount of competitive activity;

•	The timing of new store openings and related expenses;

•	Changes in the sales mix among our distribution channels;

•	Our ability to offer effective consumer credit promotional offerings;

•	The wholesale distribution of our products through home furnishings and specialty bedding retailers into markets with existing company-operated retail stores;

•	Any increases in return rates or warranty claims;

•	Any disruptions in third-party delivery services; and

•	General economic conditions and consumer confidence.

      Because of these fluctuations, our comparable store sales and other quarterly operating results may not be a meaningful indicator of future performance. Future decreases in our comparable store sales and other operating results could significantly harm our business, financial condition and operating results. In addition, an unanticipated decline in comparable store sales and other operating results may disappoint securities analysts or investors and result in a decline in our stock price.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising expenditures and our ability to select the right markets in which to advertise.

      Our advertising expenditures were $39.5 million, $29.5 million and $31.3 million in 2002, 2001 and 2000, respectively. Our overall marketing budget is being managed with greater emphasis toward awareness-building advertising. Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our advertising expenditures, including our ability to:

•	Create greater awareness of our products and brand name;

•	Identify the most effective and efficient level of spending in each market;

•	Determine the appropriate creative message and media mix for advertising expenditures;

•	Effectively manage advertising costs (including creative and media) in order to maintain acceptable costs per inquiry, costs per order and operating margins;

•	Select the right markets in which to advertise; and

•	Convert consumer inquiries into actual orders.

      Our planned advertising expenditures may not result in increased sales or generate sufficient levels of product and brand name awareness. We may not be able to manage our advertising expenditures on a cost-effective basis.

The bedding industry is highly competitive. If any of our competitors or a new entrant into the market with significant resources aggressively pursues the air bed market, our business could be significantly harmed.

      Our Sleep Number beds compete with a number of different types of bedding alternatives, including innerspring bedding, foam bedding, waterbeds, futons and other air-supported bedding that are sold through a variety of channels, including home furnishings stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. The bedding industry is characterized by a high degree of concentration among the four largest manufacturers with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand, Serta, Simmons and Spring Air. Numerous other manufacturers, primarily operating on a regional or niche basis, serve the balance of the bedding market. A number of bedding manufacturers, including Simmons, have offered air beds and some of these manufacturers have recently increased their presence in the air bed market. Many of our competitors, including in particular the four largest bedding manufacturers, have greater financial, marketing and manufacturing resources and better brand name recognition than we do and sell products through broader and more established distribution channels. These competitors or new entrants into the market may aggressively pursue the air bed market and be successful in obtaining a significant presence in the air bed market. Any such competition could significantly harm our business. In addition, should any of our competitors reduce its prices on premium bedding products, we may be required to implement similar price reductions in order to remain competitive, which could significantly harm our financial condition and operating results.

Our plan to pursue additional or maintain existing wholesale relationships with home furnishings retailers, specialty bedding retailers and the QVC shopping channel may not yield the benefits we expect and may involve other risks that may harm our business.

      An important element of our growth strategy is to expand profitable distribution by increasing sales through our existing channels and by increasing opportunities for consumers to become aware of, and to purchase, our products through additional points of distribution, such as wholesale distribution. We have only recently established a limited number of wholesale relationships with home furnishings retailers, specialty bedding retailers and the QVC shopping channel and therefore have limited wholesale experience. Our wholesale relationships may not result in the intended benefits. We also expect the gross margin from wholesale sales to be less than the gross margin we generate in our company-controlled channels. The success of our wholesale strategy will depend upon numerous factors, including the following:

•	The ability of our personnel to adequately analyze and identify suitable wholesale distribution partners and markets in which our retail presence is underrepresented;

•	Our ability to negotiate favorable distribution terms with our wholesale distribution partners;

•	Our ability and the ability of our wholesale distribution partners to train, motivate, incentivize and retain sales professionals who are selling our products;

•	Our ability to adapt our distribution and other operational and management systems to an expanded network of points of sale; and

•	Our ability and the ability of our wholesale distribution partners to attract customers and generate sales sufficient to justify the expense of establishing the wholesale distribution relationship.

We rely upon several key suppliers that are, in some instances, our sole source of supply. The failure of one or more of these suppliers or our other key suppliers to supply components for our products on a timely basis, or a material change in the purchase terms for our components, could lead to inadequate inventory and delays in shipping our beds to customers which could lead to increased returns and cause us to lose future sales.

      The major components and raw materials that we purchase for our products are air chambers, foundations, remote controls, pumps, valves, foam and fabric. We currently obtain the air chambers and foundations for our beds from single supply sources. We have a supply agreement with the supplier of our air chambers that expires in October 2006, subject to automatic annual renewal thereafter unless either party gives 365 days’ notice of non-renewal. We have a supply agreement with the supplier of our blow molded foundations that expires in October 2003, subject to automatic annual renewal thereafter unless either party gives 180 days’ notice of non-renewal. If our relationship with the supplier of our air chambers or foundations is terminated, we could have difficulty in replacing these sources since there are few other suppliers capable of manufacturing these components.

      We generally purchase many of our other components and raw materials centrally to obtain volume discounts and achieve economies of scale. We therefore obtain a large percentage of our components and raw materials from a small number of suppliers. We do not have any long-term purchase agreements with, or other contractual assurances of continued supply, pricing or access from, any of our suppliers, except as noted above. Other than our air chambers and foundations, we purchase most of our components and raw materials through purchase orders. If prices increase and we are unable to pass on the increase in our costs to our customers, then our financial condition or operating results may be significantly harmed. The loss of one or more of our key suppliers, the failure of one or more of our key suppliers to supply components to our products on a timely basis, or a material change in the purchase terms for our components could lead to inadequate inventory and delays in shipping our beds to customers, which could lead to increased returns and cause us to lose future sales.

      We generally assemble our products after we receive orders from customers. Lead times for ordered components may vary significantly and depend upon factors, such as the location of the supplier, the complexity in manufacturing the component and general demand for the component. Some of our components, including our air chambers, have longer lead times. We generally do not maintain large volumes of component inventory, except for our air chambers, in which case we generally carry approximately four weeks of inventory. As a result, an unexpected and significant increase in the demand for our beds could lead to inadequate inventory and delays in shipping our beds to customers.

The foreign manufacturing of our air chambers and some of our other components involves risks that could increase our costs and lead to inadequate inventory and delays in shipping our beds to customers, which could lead to increased returns and cause us to lose future sales.

      Since our air chambers and some of our other components are manufactured outside the United States, our operations could be significantly harmed by the risks associated with foreign sourcing of materials, including without limitation:

•	Political instability resulting in disruption of trade;

•	Existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States or increase the cost of such goods;

•	Any significant fluctuation in the value of the U.S. dollar against foreign currencies; and

•	Economic uncertainties, including inflation.

      These factors could increase our costs of doing business with these foreign suppliers and lead to inadequate inventory and delays in shipping our beds to customers, which could lead to increased returns and cause us to lose future sales. In addition, if any of these or other factors were to render the conduct of any of our suppliers’ businesses in particular countries undesirable or impractical, our financial condition and operating results could be materially adversely affected because we would have difficulty sourcing the main components of our products.

Our air beds represent a significant departure from traditional innerspring bedding and the failure of our beds to achieve market acceptance would significantly harm our sales growth and profitability.

      Innerspring mattress sales represent approximately 85% of all mattress sales. Four large manufacturers of innerspring bedding dominate the U.S. bedding market. Our air chamber technology represents a significant departure from traditional innerspring bedding. Because no established air bed market existed prior to the introduction of our air bed in 1988, we faced the challenge of establishing the viability of this market, as well as gaining widespread acceptance of our air bed. The market for air beds is now evolving and the future success of our products will depend upon both the continued growth of this market and market acceptance of our air beds. The failure of our beds to achieve market acceptance for any reason would significantly harm our sales growth and profitability.

Approximately one-third of our net sales are financed by a third party. The termination of our agreement with this third party, any material change to the terms of our agreement with this third party or in the availability or terms of credit offered to our customers by this third party, or any delay in securing replacement credit sources, could negatively impact sales by affecting the number of customers who can finance purchases.

      Our qualified customers are offered a revolving credit arrangement to finance purchases from us through a private label consumer credit facility provided by Mill Creek Bank, a subsidiary of Conseco Finance Corp. Mill Creek Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. In connection with all purchases financed under these arrangements, Mill Creek Bank pays us an amount equal to the total amount of such purchases, net of promotional related discounts. Mill Creek Bank’s right to set the minimum customer credit ratings could, if exercised, impact sales by affecting the number of customers who can finance purchases. The term of this facility expires in May 2004, subject to automatic one-year renewals, unless terminated by either party upon 150 days’ notice prior to the end of the then-current term. We are liable to Mill Creek Bank for chargebacks arising out of (i) breach of our warranties relating to the underlying sale transaction, (ii) defective products or (iii) our failure to comply with applicable operating procedures under the facility. We have provided a standby letter of credit to Mill Creek Bank in the amount of $1.0 million to protect Mill Creek Bank against potential losses from unpaid chargebacks. We are not liable to Mill Creek Bank for losses arising out of our customers’ credit defaults. If we replace Mill Creek Bank with an alternative third-party provider of consumer financing, Mill Creek Bank could request that we purchase its portfolio of our customer accounts based on a pre-determined formula, which reflects a discount to the face amount of these accounts. If we were to engage a replacement provider, we would likely require this new provider to purchase the portfolio from Mill Creek Bank, relieving us of our obligations under this facility.

      Conseco Finance Corp., the parent corporation of Mill Creek Bank, has recently experienced financial and liquidity issues and has filed for protection under federal bankruptcy laws. Through its pending bankruptcy proceedings, Conseco Finance Corp. entered into an asset purchase agreement to sell its business and operating assets, including various assets of Mill Creek Bank. Under the terms of this agreement, our agreement with Mill Creek Bank would be sold to General Electric Capital Corporation, a competitor of Mill Creek Bank. This sale, which is subject to various closing conditions, is expected to close in May 2003. Upon closing, General Electric Capital Corporation could attempt to exercise discretion as currently available to Mill Creek Bank under our facility that could adversely impact our reliance on it. In the event this sale does not close as anticipated, the financial and liquidity issues being encountered by Conseco Finance Corp. could jeopardize the ability of Mill Creek Bank to continue to provide consumer credit financing for our customers. In that event, we would seek to secure consumer credit financing from other sources, but it may not be possible to secure such arrangements without some delay or on the same or better terms than have been available from Mill Creek Bank. Approximately 32.6% of our net sales during 2002 and 39.8% of our net sales during 2001 were financed by Mill Creek Bank. Termination of our agreement with Mill Creek Bank, any material change to the terms of our agreement with Mill Creek Bank or in the availability or terms of credit for our customers from Mill Creek Bank or any delay in securing replacement credit sources, could harm our sales.

Our future growth and success depend upon key personnel whom we may not be able to retain or hire. Our inability to retain or hire key personnel could significantly affect our ability to execute our business strategy.

      We are currently dependent upon the continued services, ability and experience of our executive management team, particularly William R. McLaughlin, our President and Chief Executive Officer. The loss of the services of

Mr. McLaughlin or other members of executive management could significantly affect our ability to execute our business strategy. We do not maintain any key person life insurance on any members of our executive management team. Our future growth and success will also depend upon our ability to attract, retain and motivate other qualified personnel.

Our inability to enhance our existing products and develop and market new products could harm our ability to sustain our growth or profitability.

      One of our growth strategies is to continue to lead our industry in product innovation and sleep expertise by enhancing existing products and by developing and marketing new products that deliver personalized comfort and better sleep. We may not be successful in developing or marketing enhanced or new products and, even if we successfully develop and market such products, the market may not accept any such products. Further, the resulting level of sales from any of our enhanced or new products may not justify the costs associated with the development and marketing. Our inability to enhance our existing products and develop and market new products could harm our ability to sustain our growth or profitability.

If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology in competitive products, which could adversely affect our sales and require us to decrease our prices.

      Certain elements of the design and function of our beds are the subject of U.S. and foreign patents and patent applications owned by us. We also own several registered and unregistered trademarks and trademark applications, including in particular our Sleep Number trademark, which we believe have significant value and are important to the marketing of our products to customers. In addition to patents and trademarks, we rely upon copyrights, trade secrets and other intellectual property rights, and we have implemented several measures to protect our intellectual property and confidential information contained in our products, such as entering into assignment of invention and nondisclosure agreements. Our ability to compete effectively with other companies depends, to a significant extent, upon our ability to maintain the proprietary nature of our owned intellectual property and confidential information. However, our intellectual property rights may not provide us substantial protection or may be circumvented by our competitors. Our protective measures may not protect our intellectual property rights or confidential information or may not prevent our competitors from developing and marketing products that are similar to or competitive with our beds or other products. In addition, the laws of some foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States. If we are unable to protect our intellectual property, we may be unable to prevent other companies from using our technology in competitive products, which could adversely affect our sales and require us to decrease our prices.

      Intellectual property litigation, which could result in substantial costs to us and the diversion of significant time and effort by our executive management, may be necessary to enforce our patents and trademarks and to protect our trade secrets and proprietary technology. We may not have the financial resources necessary to enforce or defend our intellectual property rights. Although we are unaware of any intellectual property infringement or invalidity claims asserted against us, third parties, including competitors, may assert such claims against us and, if asserted, such claims could be upheld. We may not prevail in any such litigation and, if we are unsuccessful, we may not be able to obtain any necessary licenses on reasonable terms or at all.

We depend upon UPS and other carriers to deliver our products to customers on a timely and cost-effective basis. Any significant delay in deliveries to our customers could lead to increased returns and cause us to lose future sales. Any increase in freight charges could increase our costs of doing business and harm our profitability.

      Historically, we have relied almost exclusively on UPS for delivery of our products to customers. For a significant portion of the third quarter of 1997, UPS was unable to deliver our products within acceptable time periods due to a labor strike, causing delays in deliveries to customers and requiring us to use alternative carriers. UPS may not be able to avert labor difficulties in the future or may otherwise experience difficulties in meeting our requirements in the future. In 2000, we began to shift a portion of our product delivery business to FedEx. In addition, we either provide directly, or contract with a third party to provide, in-home delivery, assembly and mattress removal services, and are in the process of increasing the availability of this service. Despite these alternative carriers, if UPS were to experience difficulties in meeting our requirements, we may not be able to deliver our products to our customers through any one or more of these or other alternative carriers on a timely or cost-effective basis. Any significant delay in deliveries to our customers could lead to increased returns and cause us to lose future sales. Any increase in freight charges could increase our costs of doing business and harm our profitability.

Significant and unexpected return rates under our 30-night trial period and warranty claims under our limited 20-year warranty on our beds, in excess of our returns and warranty reserves, could significantly harm our financial condition and operating results.

      Part of our marketing and advertising strategy focuses on providing a 30-night trial in which customers may return their beds and obtain a refund of the purchase price if they are not 100% comfortable with our product. As we expand our sales, our return rates may not remain within acceptable levels. A significant and unexpected increase in return rates could significantly harm our business, financial condition and operating results. Our marketing and advertising strategy also includes providing our customers with a limited 20-year warranty on our beds. However, since we have only been selling beds in significant quantities since 1992, we may receive significant and unexpected claims under this warranty and our warranty reserves may not be adequate to cover future warranty claims. Significant warranty claims in excess of our warranty reserves could also significantly harm our financial condition and operating results.

We may be unable to effectively manage our growth, which could significantly harm our business, financial condition and operating results.

      Our growth strategy has placed, and will continue to place, a significant strain on our management, production, information systems and other resources. To manage growth effectively, we must maintain a high level of manufacturing quality and efficiency, continue to enhance our operational, financial and management systems, including our database management, tracking of inquiries, inventory control and distribution systems, and expand, train and manage our employee base. We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and operating results.

Our management information systems may prove inadequate and we are in the process of migrating our current systems to an upgraded version, which could cause interruptions in our business if this conversion does not occur smoothly.

      We depend upon our management information systems for many aspects of our business. Some of our key software has been developed by our own programmers and this software may not be easily integrated with other software and systems. Our business will be materially and adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand upon our systems as we execute our growth strategy. We are in the process of migrating our management information systems to an upgraded version, which could cause interruptions in our business if this conversion does not occur smoothly.

Damage to either of our manufacturing facilities could increase our costs of doing business and lead to delays in shipping our beds, which could result in increased returns and adversely affect future sales.

      We have two manufacturing plants which are located in Columbia, South Carolina and in Salt Lake City, Utah. Unlike other mattress manufacturers, we manufacture beds to fulfill orders rather than stocking inventory. Therefore, the destruction or shutting down of either of our manufacturing facilities for a significant period of time as a result of fire, explosion, act of war or terrorism, flood, hurricane, tornado, typhoon, earthquake, lightning or other natural disaster could increase our costs of doing business and lead to delays in shipping our beds to customers. Such delays could result in increased returns and adversely affect future sales. These adverse consequences to our business may be greater for our company than with other mattress manufacturers.

Significant and long-term failure of our web site could adversely affect our net sales.

      We depend on our web site for a certain percentage of our net sales and for advertising of our products. If our web site becomes unavailable for a significant period of time due to information technology or Internet failure, our net sales could be adversely affected.

Our business is subject to seasonal influences and a substantial portion of our net sales is often realized in the last month or last few weeks of a quarter, due in part to our promotional schedule and commission structure. Because the level of our sales and marketing expense is based on our expectations of future customer inquiries and net sales and cannot be adjusted quickly, a shortfall in these expectations may harm our profitability.

      Our business is subject to some seasonal influences, with lower sales in the second quarter and higher sales during the fourth quarter holiday season due to greater mall traffic. Furthermore, a substantial portion of our sales is often realized in the last month or last few weeks of a quarter, due in part to our promotional schedule and commission structure. The level of sales and marketing expenses and new store opening costs is based, in significant part, on our expectations of future customer inquiries and net sales and cannot be adjusted quickly. If there is a shortfall in expected net sales or in the conversion rate of customer inquiries, we may be unable to adjust our spending in a timely manner and our profitability may be significantly harmed.

We are subject to government regulations relating to the bedding industry and may be required to incur expense and modify our operations in order to ensure compliance with these regulations.

      Our operations are subject to state and local consumer protection and other regulations relating to the bedding industry. These regulations vary among the states in which we do business. The regulations generally impose requirements as to the proper labeling of bedding merchandise, restrictions regarding the identification of merchandise as “new” or otherwise, controls as to hygiene and other aspects of product handling and sale and penalties for violations. Although we believe that we are in substantial compliance with these regulations and have implemented a variety of measures to promote continuing compliance, we may be required in the future to incur expense and/or modify our operations in order to ensure compliance with these regulations, which could harm our operating results.

      Our direct marketing operations are or may become subject to various adopted or proposed federal and state “do not call” list requirements. The Federal Trade Commission has amended its rules to provide for a national “do not call” registry. Under these new federal regulations, consumers may begin to have their phone numbers added to the national “do not call” registry beginning in July 2003. In September 2003, telemarketers will have access to the registry and will be required to scrub their call lists against the national “do not call” registry at least once every 90 days. A telemarketer may call a consumer with whom it has an established business relationship for up to 18 months after the consumer’s last purchase, delivery or payment even if the consumer’s name is on the national “do not call” registry. A company may also call a consumer for up to three months after the consumer makes an inquiry or submits an application to the company. In addition, if a consumer asks a company not to call, the company may not call even if there is an established business relationship. We believe that we are in substantial compliance with existing requirements, and plan to comply with the new federal requirements described above when they become effective, but these requirements may be further modified over time and may adversely affect our direct marketing sales or costs.

      The federal Consumer Product Safety Commission and various state regulatory agencies are considering new rules relating to fire retardancy standards for the bedding industry. The State of California plans to adopt, effective in the year 2004, new fire retardancy standards that have not yet been finally defined. If adopted, such new rules may adversely affect our costs, manufacturing processes and materials. We are developing product solutions that are intended to enable us to meet the new standards. Because the new standards have not been finally determined, however, our solutions may not enable us to meet the new standards. We expect that any required product modifications will add cost to our product.

      A portion of our net sales consists of refurbished products that are assembled in part from components returned to us from customers. These refurbished products must be properly labeled and marketed as refurbished products under applicable state laws. Our sales of refurbished products are limited to approximately 24 states, as the remaining states do not allow the sale of refurbished bedding products.

Failure to comply with health and safety requirements could expose us to a material liability.

      We are subject to federal, state and local laws and regulations relating to occupational health and safety. We may not at all times be in compliance with all such requirements. We have made and will continue to make capital and other expenditures to comply with health and safety requirements.

We may face exposure to product liability.

      We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products proves to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but such coverage may not continue to be available on terms acceptable to us or may not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant adverse publicity against us, may have a material adverse effect on our business.

We depend upon endorsements by national radio personalities to promote our products, the loss of which or the reduction in effectiveness of which could adversely affect our sales.

      Our integrated marketing program depends in part on national radio personalities, including Paul Harvey and Rush Limbaugh. The loss of either Paul Harvey or Rush Limbaugh or a reduction in the effectiveness of their endorsement could adversely affect our sales.

Additional terrorist attacks in the United States or against U.S. targets or actual or threats of war or the escalation of current hostilities involving the United States or its allies could significantly impact this offering, our business, financial condition, operating results or stock price in unpredictable ways.

      Additional terrorist attacks in the United States or against U.S. targets, actual or threats of war or the escalation of current hostilities involving the United States or its allies, or military or trade disruptions impacting our domestic or foreign suppliers of components to our products, may impact this offering and our operations, including, among other things, causing delays or losses in the delivery of merchandise to us and decreased sales of our products. These events could cause an increase in oil or other commodity prices which could adversely affect our materials or transportation costs, including delivery of our products to customers. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets. These events also could cause an economic recession in the United States or abroad. Any of these occurrences could have a significant impact on this offering, our business, financial condition and operating results and may result in volatility of our stock price.

      As a result of the terrorist attacks in the United States and the threat of war involving the United States, we believe many consumers have traveled less and purchased more products for their home. We believe these trends have contributed to an increase in our net sales. These trends may not continue or may not continue to positively affect our net sales or we may not be able to sustain our current net sales levels.

Risks Related to this Offering

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

      The sales price of our common stock has fluctuated between $0.45 and $35.25 since our initial public offering in December 1998. The market price of our common stock may fluctuate in the future as a result of a variety of factors, many of which are outside of our control, including the following factors:

•	Variations in our quarterly operating results;

•	Changes in recommendations and earnings estimates regarding us or comparable companies by securities analysts;

•	Additions or departures of key personnel;

•	Changes in market valuations of comparable companies; and

•	Announcements of other significant events.

      Such fluctuations may also be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors that are particularly common among highly volatile securities of companies such as ours. In addition, the U.S. equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of emerging growth companies such as ours. The market price of our common stock may fluctuate or decline significantly in the future.

We may incur significant costs from additional class action litigation if our stock price is volatile.

      Following periods of large price declines in the public market price of a company’s stock, holders of that stock may institute securities class action litigation against the company that issued the stock. We became subject to such a suit in 1999. We agreed to a settlement of this suit in 2002, and final approval of the terms of the settlement was obtained in February 2003. If any of our shareholders were to bring another similar type of lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit also could divert the time and attention of our management, which would hurt our business. Any adverse determination in litigation that requires us to pay an amount in excess of our insurance coverage could significantly harm our financial condition and operating results.

Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new equity offerings.

      Future sales of shares of our common stock or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock may have a negative effect on the market price of our common stock prevailing from time to time. Sale, or the availability for sale, of substantial amounts of common stock by our existing shareholders pursuant to an effective registration statement or under Rule 144, through the issuance of shares of common stock upon the exercise of stock options or the perception that such sales or issuances could occur, could decrease prevailing market prices for our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

We have a significant number of options, warrants and convertible debentures to acquire shares of our common stock that will adversely affect any diluted earnings per share calculation and that when exercised will dilute existing shareholders and could decrease the market price of our common stock.

      As of March 28, 2003, we had outstanding options, warrants and convertible debentures to acquire 11,159,352 shares of our common stock at various prices ranging from $0.45 to $28.63, with a weighted average exercise price of $3.67. We will also continue to issue equity securities under our equity compensation plans which will continue to adversely affect any diluted earnings per share calculation. In addition to the dilution our existing shareholders will experience once these options and warrants are exercised and convertible debentures are converted and the potential impact on the market price of our common stock from the sale of these shares in the public market, the existence of these rights to acquire shares have a dilutive impact in the calculation of diluted earnings per share.

Concentration of ownership among our existing directors, officers and principal shareholders may prevent new investors from influencing significant corporate decisions.

      Upon completion of this offering, our directors, officers and principal shareholders will beneficially own, in the aggregate, approximately 33.1% of our outstanding common stock. As a result, these shareholders will be able to continue to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change of control of our company and will make some transactions difficult or impossible without the support of these shareholders.

Provisions in our charter documents and Minnesota law could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

      Provisions of our restated articles of incorporation and our restated bylaws and of Minnesota law may make it difficult in some respects to cause a change in control of our company and replace incumbent management. For example, our restated articles of incorporation and restated bylaws provide for a classified board of directors. With a classified board of directors, at least two annual meetings of shareholders, instead of one, will generally be required to effect a change in the majority of the board. As a result, a provision relating to a classified board may discourage proxy contests for the election of directors or purchases of a substantial block of our common stock because its provisions could prevent obtaining control of the board in a relatively short period of time. Our restated articles of incorporation require the approval of two-thirds of our outstanding voting power entitled to vote in the event of any sale or merger of our company. Our board of directors also has the authority to fix the rights and preferences of, and to issue shares of, our preferred stock, which may have the effect of delaying or preventing a change in control of our company without action by our shareholders. Finally, the Minnesota Control Share Acquisition Act and Business Combination Statute may have the effect of delaying, deterring or preventing a hostile takeover of our company, even if such an acquisition would be beneficial to our shareholders.

Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.

      We have never declared or paid any cash dividends on our common stock since becoming a public company. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, any return on your investment in our common stock must come from increases in the fair market value and trading price of our common stock. Our common stock may not appreciate in value after this offering or the price may decrease below the price at which you purchased your shares.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are principally contained in the sections “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include but are not limited to:

•	Our business, operating and growth strategies; and

•	Our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

      In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “predict,” “intend,” “potential,” “continue” and similar expressions intended to identify forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other “forward-looking” information but are not statements of fact. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the “Risk Factors” section of this prospectus. You should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this prospectus could harm our business, financial condition, operating results and prospects.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares offered under this prospectus by the selling shareholders.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market and trades under the symbol “SCSS.” The following table sets forth the high and low sales prices per share of our common stock as reported by the Nasdaq National Market for the periods indicated.

	High	Low

Year Ended December 29, 2001
First Quarter	$2.44	$1.13
Second Quarter	1.68	0.45
Third Quarter	1.71	0.81
Fourth Quarter	2.11	0.89
Year Ended December 28, 2002
First Quarter	$4.57	$1.93
Second Quarter	6.99	3.77
Third Quarter	6.22	3.81
Fourth Quarter	10.20	5.29
Year Ending January 3, 2004
First Quarter	$12.13	$8.55

      On March 28, 2003, the high and low sales price of our common stock on the Nasdaq National Market was $10.70 per share and $10.16 per share, respectively. The number of record holders of our common stock as of March 28, 2003 was approximately 203.

CAPITALIZATION

(in thousands, except share and per share amounts)

      The following table sets forth our capitalization at December 28, 2002, on an actual basis and as adjusted to give effect to the exercise of warrants to purchase 400,000 shares of common stock and the payment of our estimated offering expenses. This table should be read in conjunction with our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

	December 28, 2002

	Actual	As Adjusted

Cash, cash equivalents and marketable securities	$40,824	$40,949

Current maturities of long-term debt	$11	$11
Non-interest bearing convertible subordinated debenture	2,991	2,991

Total debt	3,002	3,002

Shareholders’ equity:
Undesignated preferred stock; 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 95,000,000 shares authorized, 30,727,101 shares issued and outstanding, actual and 31,127,101 shares issued and outstanding, as adjusted	307	311
Additional paid-in capital	92,184	92,580
Accumulated deficit	(37,976)	(38,251)

Total shareholders’ equity	54,515	54,640

Total capitalization	$57,517	$57,642

      The above table excludes 10,185,194 and 9,785,194 shares of common stock issuable upon exercise of outstanding warrants and stock options at a weighted average exercise price of $3.23 and $3.32 per share on an actual and as adjusted basis, respectively. The table also excludes 727,272 shares of common stock issuable upon conversion of a $4.0 million principal amount subordinated convertible debenture, convertible at $5.50 per share, outstanding as of December 28, 2002.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share and selected operating data, unless otherwise indicated)

      The table below shows selected consolidated financial data and selected operating data for our last five years. The consolidated statement of operations data for each of the fiscal years in the three-year period ended December 28, 2002 and the consolidated balance sheet data at December 28, 2002 and December 29, 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for each of the fiscal years in the two-year period ended January 1, 2000 and the consolidated balance sheet data at December 30, 2000, January 1, 2000 and January 2, 1999 are derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of future results.

      The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year

	2002	2001	2000	1999	1998

Consolidated Statements of Operations Data:
Net sales	$335,795	$261,687	$270,077	$273,767	$246,269
Gross profit	209,999	154,477	154,476	163,847	147,884
Operating expenses:
Sales and marketing	155,890	138,417	149,283	147,929	116,696
General and administrative	32,854	25,296	29,211	29,213	19,723
Store closings and asset impairments	233	1,366	1,952	1,498	20

Operating income (loss)(1)	21,022	(10,602)	(25,970)	(14,793)	11,445
Net income (loss)	37,122	(12,066)	(37,214)	(8,204)	5,195

Net income (loss) per share:
Basic	$1.51	$(0.66)	$(2.09)	$(0.45)	$0.74

Diluted	$1.09	$(0.66)	$(2.09)	$(0.45)	$0.19

Pro forma(2)	$0.37	$(0.41)	$(0.89)	$(0.45)	$0.19

Shares used in calculation of net income (loss) per share (2):
Basic	24,549	18,157	17,848	18,300	4,114

Diluted and pro forma(2)	34,532	18,157	17,848	18,300	15,928

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$40,824	$16,375	$5,448	$27,570	$45,561
Working capital	26,765	(3,739)	(12,431)	14,470	42,249
Total assets	108,331	67,436	64,672	95,363	106,234
Long-term debt, less current maturities	2,991	17,109	2,322	36	29
Total shareholders’ equity	54,515	6,772	16,600	52,872	70,691

Selected Operating Data:
Stores open at period end(3)	322	328	333	341	264
Stores opened during period	15	11	19	79	65
Stores closed during period	21	16	27	2	1
Average net sales per store (000s)(4)	$817	$626	$636	$644	$664
% of stores with more than $1.0 million in net sales(4)	24.1%	9.8%	11.8%	12.6%	12.6%
Comparable store sales increase (decrease)(5)	26.8%	(3.8)%	0.2%	4.7%	23.5%
Average square footage per store open during period(4)	972	941	913	893	894
Net sales per square foot(4)	$841	$666	$697	$721	$743
Average store age (in months at period end)	61	51	41	31	26
EBITDA (000s)(6)	$30,018	$(1,371)	$(18,288)	$(8,214)	$16,764

(1)	Includes charges for store closings and asset impairments of $0.2 million, $1.4 million, $2.0 million, $1.5 million and $0.0 million for 2002, 2001, 2000, 1999 and 1998, respectively. See Note 4 to our Consolidated Financial Statements.

(2)	Pro forma net income (loss) per share reflects the effects on net income from specific non-recurring items and from the recognition of an income tax benefit (provision) for years where a regular tax provision, at a rate of 38%, was not recorded. Generally accepted accounting principles (GAAP) did not allow us to reduce net income for income tax expense in 2002 or to provide an income tax benefit in 2001 or 2000. Because we expect to record income tax in future periods, we believe pro forma net income (loss) per share provides a more meaningful comparison than GAAP net income (loss) per share for the periods presented and future periods.

In addition, we excluded the effect of the extraordinary after-tax, non-cash charges associated with early repayment of our $5.0 million of 12% senior secured debt in December 2002 because we have no remaining debt which could result in a similar charge in the future. A reconciliation of diluted net income (loss) per share (as determined in accordance with GAAP) to pro forma net income (loss) per share is as follows:

	2002	2001	2000

GAAP diluted net income (loss) per share	$1.09	$(0.66)	$(2.09)
Effect of:
Income tax benefit (provision) at 38% of income before tax	(0.22)	0.25	0.55
Charges from early repayment of debt	0.02	—	—
(Restoration) write-off of deferred tax asset	(0.52)	—	0.65

Pro forma diluted net income (loss) per share	$0.37	$(0.41)	$(0.89)

(3)	Includes stores operated in leased departments within other retail stores (13, 22, 25, 45 and 14 at the end of 2002, 2001, 2000, 1999 and 1998, respectively).

(4)	For stores open during the entire period indicated.

(5)	Stores enter the comparable store calculation in the 13th full month of operation. The number of comparable stores used to calculate such data was 307, 317, 314, 262 and 199 for 2002, 2001, 2000, 1999 and 1998, respectively. Our 1998 comparable store sales increase reflects adjustments for an additional week of sales in 1997. Without adjusting for the additional week, comparable store sales would have been 17.9% in 1998.

(6)	Earnings before interest, income taxes, depreciation and amortization (EBITDA) is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with GAAP). We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures. A reconciliation of income (loss) before income taxes and extraordinary loss to EBITDA for each of the fiscal years indicated is as follows:

	2002	2001	2000	1999	1998

Income (loss) before income taxes and extraordinary loss	$19,740	(12,066)	(25,622)	(13,022)	4,404
Interest (income) expense, net	1,084	1,125	(1,056)	(1,887)	7,009
Depreciation and amortization	9,194	9,570	8,390	6,695	5,351

EBITDA	$30,018	$(1,371)	$(18,288)	$(8,214)	$16,764

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview and Critical Accounting Policies

      We are the leading developer, manufacturer and marketer of premium quality, adjustable-firmness beds. The air chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain compared to traditional mattress products.

      Our critical accounting policies relate to revenue recognition, accrued sales returns, accrued warranty costs and impairment of long-lived assets and long-lived assets to be disposed of by us. The effect of these policies on our financial statements is incorporated in the discussion below.

Net sales

      We generate revenue by selling our products through four complementary distribution channels. Three of these channels, retail, direct marketing and e-commerce, are company-controlled and sell directly to consumers. Our wholesale channel sells to leading home furnishings retailers, specialty bedding retailers and the QVC shopping channel.

      Revenue recognition. We record revenue at the time product is shipped to the customer, except when beds are delivered and set up by our home delivery employees, in which case revenue is recorded at the time the bed is delivered and set up in the home.

      Accrued sales returns. We reduce sales at the time revenue is recognized for estimated returns. This estimate is based on historical return rates, which are reasonably consistent from period to period. If actual returns vary from expected rates, revenue in future periods is adjusted, which could have a material adverse effect on future results of operations.

      Channel sales. The proportion of our total net sales, by dollar volume, from each of our channels during the last three years is summarized as follows:

	2002	2001	2000

Retail	77%	78%	79%
Direct marketing	14%	15%	18%
E-commerce	4%	3%	3%
Wholesale	5%	4%	0%

      The number of company-operated retail locations during the last three years is summarized as follows:

	2002	2001	2000

Beginning of year	328	333	341
Opened	15	11	19
Closed	(21)	(16)	(27)

End of year	322	328	333

      We anticipate opening 20 to 30 new retail stores and expect to close approximately five stores in 2003. Company-operated stores included leased departments within 13, 22 and 25 Bed, Bath & Beyond stores as of the end of 2002, 2001 and 2000, respectively.

      Comparable store sales increased (decreased) by 26.8%, (3.8)% and 0.2% in 2002, 2001 and 2000, respectively. In 2002, total net sales and comparable store sales were positively affected by the increased investment in advertising and improved product mix that resulted from improvements in our product line, the design of our promotional programs and improvements in our selling process.

Cost of sales

      Cost of sales includes costs associated with purchasing materials, manufacturing costs and delivering our products to our customers. In 2002, we elected to reclassify costs associated with the delivery of our products to customers from sales and marketing expenses to cost of sales. As a result of this change, cost of sales increased and sales and marketing expenses decreased. This change in classification does not affect operating income or net income.

      Accrued warranty costs. Cost of sales also includes estimated costs to service warranty claims of customers. This estimate is based on historical claim rates during the warranty period. Because this estimate covers an extended period of time, a revision of estimated claim rates could result in a significant adjustment of estimated future costs of fulfilling warranty commitments. An increase in estimated claim rates could have a material adverse effect on future results of operations.

Gross profit

      Our gross profit margin is dependent on a number of factors and may fluctuate from quarter to quarter. These factors include the mix of products sold, the level at which we offer promotional discounts to purchase our products, the cost of materials and manufacturing and the mix of sales between wholesale and company-controlled distribution channels. Sales directly to consumers through company-controlled channels generally generate higher gross margins than sales through our wholesale channels because we capture both the manufacturer’s and retailer’s margin.

Sales and marketing expenses

      Sales and marketing expenses include advertising and media production, other marketing and selling materials such as brochures, videos, customer mailings and in-store signage, sales compensation, store occupancy costs and customer service. In 2002, we elected to reclassify costs associated with the delivery of our products to customers from sales and marketing expenses to cost of sales. As a result of this change, cost of sales increased and sales and marketing expenses decreased. This change in classification does not affect operating income or net income. Store opening costs are expensed as incurred and advertising costs are expensed the first time the advertisement is aired.

      Advertising expense was $39.5 million in 2002, $29.5 million in 2001 and $31.3 million in 2000. Future advertising expenditures will depend on the effectiveness and efficiency of the advertising in creating awareness of our products and brand name, generating consumer inquiries and driving consumer traffic to our points of sale. We anticipate that full year advertising expenditures in 2003 will approximate $50 million.

General and administrative expenses

      General and administrative expenses include costs associated with management of functional areas, including information technology, investor relations, risk management and research and development. Costs include salary, bonus and benefits, information hardware, software and maintenance, office facilities, insurance and shareholder relations costs and other overhead.

      Store closing and asset impairment expenses

      We evaluate our long-lived assets, including leaseholds and fixtures in existing stores and stores expected to be remodeled, based on expected cash flows through the remainder of the lease term after considering the potential impact of planned operational improvements and marketing programs. Expected cash flows may not be realized, which could cause long-lived assets to become impaired in future periods and could have a material adverse effect on future results of operations. Store assets are written off when we believe these costs will not be recovered through future operations.

Results of Operations

      The following table sets forth, for the periods indicated, our results of operations expressed as percentages of net sales.

	2002	2001	2000

Net sales	100.0%	100.0%	100.0%
Cost of sales	37.5	41.0	42.8

Gross profit	62.5	59.0	57.2
Operating expenses:
Sales and marketing	46.4	52.9	55.3
General and administrative	9.8	9.7	10.8
Store closings and asset impairments	0.1	0.5	0.7

Total operating expenses	56.3	63.1	66.8

Operating income (loss)	6.3	(4.0)	(9.6)
Other income (expense), net	(0.4)	(0.6)	0.1

Income (loss) before income taxes and extraordinary loss	5.9	(4.6)	(9.5)
Income tax (benefit) expense	(5.3)	0.0	4.3

Income (loss) before extraordinary loss	11.2	(4.6)	(13.8)

Extraordinary loss, net of tax	(0.1)	0.0	0.0

Net income (loss)	11.1%	(4.6)%	(13.8)%

      Quarterly and annual operating results may fluctuate significantly as a result of a variety of factors, including increases or decreases in comparable store sales, the timing, amount and effectiveness of advertising expenditures, any changes in sales return rates or warranty experience, the timing of new store openings and related expenses, net sales contributed by new stores, competitive factors, any disruptions in supplies or third-party service providers and general economic conditions and consumer confidence. Furthermore, a substantial portion of net sales is often realized in the last month of a quarter, due in part to our promotional schedule and commission structure. As a result, we may be unable to adjust spending in a timely manner, and our business, financial condition and operating results may be significantly harmed. Our historical results of operations may not be indicative of the results that may be achieved for any future period.

Comparison of 2002 and 2001

Net sales

      Net sales in 2002 increased 28% to $335.8 million from $261.7 million in 2001 due to a 15% increase in mattress unit sales and higher average selling prices resulting primarily from improvements in product mix and lower return rates. The increase in net sales by sales channel was attributable to (i) a $54.9 million increase in sales from company-controlled retail stores, including an increase in comparable store sales of $52.9 million, (ii) a $7.9 million increase in direct marketing sales, (iii) a $5.9 million increase in sales from our wholesale channel and (iv) a $5.4 million increase in sales from our e-commerce channel.

Gross profit

      Gross profit margin increased to 62.5% in 2002 from 59.0% in 2001 primarily due to improved product sales mix, savings in processing returned product, reduced product delivery costs, reduced warranty claim rates resulting from improved product quality and greater manufacturing leverage.

Sales and marketing expenses

      Sales and marketing expenses in 2002 increased 13% to $155.9 million from $138.4 million in 2001, but decreased as a percentage of net sales to 46.4% in 2002 from 52.9% in 2001. The $17.5 million increase was primarily due to additional media investments, sales-based compensation and retail occupancy costs. The decrease as a percentage of net sales was attributable to greater leverage in fixed selling expenses and lower-cost promotional offerings.

General and administrative expenses

      General and administrative (G&A) expenses increased 30% to $32.9 million in 2002 from $25.3 million in 2001. Of the increase, $5.9 million was due to additional incentive compensation costs resulting from our improved performance, with the remaining increase primarily resulting from an increased investment in information technology. We expect G&A growth rates to be lower in the future due to planned lower incentive compensation costs.

Store closing and asset impairment expenses

      Store closing and asset impairment expenses in 2002 were $0.2 million compared to $1.4 million in 2001. In 2002, the entire amount represented impairments related to store closures. In 2001, the expenses included $1.0 million related to store closures and $0.4 million related primarily to the write-off of unusable fixtures for the merchandising of our sleeper sofa products.

Other income (expense), net

      Other expense decreased $0.2 million to approximately $1.3 million in 2002 from $1.5 million in 2001. The decrease was primarily due to an increase in interest income from our improved cash position, partially offset by increased interest expense associated with our senior secured debt. This debt was paid off in December 2002.

Income tax (benefit) expense

      Income tax benefit was $17.8 million in 2002 as compared to zero in 2001. The $17.8 million income tax benefit for 2002 was the result of recording a non-recurring, non-operating, non-cash addition to earnings due to the expected realization of tax benefits from net operating loss carryforwards and other deferred tax assets. We expect to begin recording income tax expense at an estimated rate of 38% during 2003.

Comparison of 2001 and 2000

Net sales

      Net sales in 2001 decreased 3% to $261.7 million from $270.1 million in 2000 due primarily to a decrease in mattress unit sales and lower average selling prices. The average selling price per mattress set declined slightly as a result of lower selling prices for products sold to QVC and wholesale customers, slightly offset by higher average selling prices in our company-controlled distribution channels. The change in net sales was attributable to (i) an $8.5 million decrease in sales from company-controlled retail stores, including a decrease in comparable store sales of $7.7 million, (ii) an $8.6 million decrease in direct marketing sales, (iii) a $9.1 million increase in sales from our wholesale channel and (iv) a $0.1 million increase in sales from our e-commerce channel.

Gross profit

      Gross profit margin in 2001 increased to 59.0% from 57.2% in 2000 primarily due to reduced warranty claim rates resulting from improved product quality, savings in processing returned product and improved product sales mix, partially offset by increased product delivery costs.

Sales and marketing expenses

      Sales and marketing expenses in 2001 decreased 7% to $138.4 million from $149.3 million in 2000 and decreased as a percentage of net sales to 52.9% in 2001 from 55.3% in 2000. The $10.9 million decrease in expenses and the decrease as a percentage of net sales were primarily due to reductions in promotional and fulfillment materials, reduced sales support staffing and lower retail occupancy costs, partially offset by increases in media production expense.

General and administrative expenses

      General and administrative expenses decreased 13% to $25.3 million in 2001 from $29.2 million in 2000. The $3.9 million decrease was primarily due to staffing reductions and reduced occupancy expense resulting from the consolidation of our two corporate offices.

Store closing and asset impairment expenses

      Store closing and asset impairment expenses in 2001 were $1.4 million compared to $2.0 million in 2000. In 2001, the expenses included $1.0 million related to store closures and $0.4 million related primarily to the write-off of unusable fixtures for merchandising of our sleeper sofa products. In 2000, the expenses included $1.4 million related to the write-off of assets associated with the relocation of our headquarter offices, the write-off of web development costs and $0.6 million related to store closures.

Other income (expense), net

      Other expense changed $1.8 million to approximately $1.5 million in 2001 from $0.3 million of other income in 2000. The change was primarily due to $1.4 million of interest expense from long-term debt and lower interest income due to lower cash levels in 2001.

Income tax (benefit) expense

      Income tax expense decreased $11.6 million to $0.0 million in 2001 from $11.6 million in 2000. Income tax expense decreased as a result of not recognizing an income tax benefit from operating losses in 2001 and from the write-off of $21.6 million of net deferred tax assets in 2000.

Quarterly Results of Operations

      The following table sets forth, by quarter, statement of operations and percentage of net sales data for the two most recent years. Sales are subject to some seasonal influences, with lower sales in the second quarter and higher sales during the fourth quarter holiday season due primarily to increased mall traffic. Results of any period are not necessarily indicative of results for a full year (in thousands, except per share amounts).

	2002				2001

	Quarter				Quarter

	Dec.	Sept.	June	Mar.	Dec.	Sept.	June	Mar.

Statement of Operations:
Net sales	$92,263	$85,056	$77,281	$81,195	$69,341	$64,148	$62,742	$65,456
Cost of sales	34,584	30,915	29,340	30,957	26,965	25,434	26,800	28,011

Gross profit	57,679	54,141	47,941	50,238	42,376	38,714	35,942	37,445
Operating expenses:
Sales and marketing	40,309	39,199	36,774	39,608	32,815	32,806	33,022	39,774
General and administrative	8,534	9,085	8,026	7,209	7,044	5,285	5,954	7,013
Store closings and asset impairments	—	24	157	52	858	20	142	346

Total operating expenses	48,843	48,308	44,957	46,869	40,717	38,111	39,118	47,133

Operating income (loss)	8,836	5,833	2,984	3,369	1,659	603	(3,176)	(9,688)
Other income (expense), net	(268)	(120)	(421)	(473)	(709)	(376)	(354)	(25)

Income (loss) before income taxes and extraordinary loss	8,568	5,713	2,563	2,896	950	227	(3,530)	(9,713)
Income tax benefit (expense)	(477)	17,891	—	348	115	—	—	(115)

Income (loss) before extraordinary loss	8,091	23,604	2,563	3,244	1,065	227	(3,530)	(9,828)
Extraordinary loss, net of tax	(380)	—	—	—	—	—	—	—

Net income (loss)	$7,711	$23,604	$2,563	$3,244	$1,065	$227	$(3,530)	$(9,828)

Net income (loss) per share:
Basic	$0.25	$0.80	$0.13	$0.18	$0.06	$0.01	$(0.19)	$(0.54)
Diluted	$0.21	$0.69	$0.08	$0.11	$0.04	$0.01	$(0.19)	$(0.54)
Pro forma	$0.15	$0.10	$0.05	$0.06	$0.03	$0.01	$(0.12)	$(0.34)
Weighted average common shares:
Basic	30,488	29,634	19,690	18,386	18,274	18,179	18,119	18,056
Diluted and pro forma	36,636	34,203	34,415	33,059	30,869	18,953	18,119	18,056

Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	37.5	36.3	38.0	38.1	38.9	39.6	42.7	42.8

Gross profit	62.5	63.7	62.0	61.9	61.1	60.4	57.3	57.2

Operating expenses:
Sales and marketing	43.7	46.1	47.6	48.8	47.3	51.1	52.6	60.8
General and administrative	9.2	10.7	10.4	8.9	10.2	8.2	9.5	10.7
Store closings and asset impairments	0.0	0.0	0.2	0.1	1.2	0.0	0.2	0.5

Total operating expenses	52.9	56.8	58.2	57.8	58.7	59.4	62.3	72.0

Operating income (loss)	9.6	6.9	3.8	4.1	2.4	1.0	(5.0)	(14.8)
Other income (expense), net	(0.3)	(0.1)	(0.5)	(0.6)	(1.0)	(0.6)	(0.6)	(0.0)

Income (loss) before income taxes and extraordinary loss	9.3	6.8	3.3	3.6	1.4	0.4	(5.6)	(14.8)
Income tax benefit (expense)	(0.5)	21.0	0.0	0.4	0.2	0.0	0.0	(0.2)

Income (loss) before extraordinary loss	8.8	27.8	3.3	4.0	1.5	0.4	(5.6)	(15.0)
Extraordinary loss, net of tax	(0.4)	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Net income (loss)	8.4%	27.8%	3.3%	4.0%	1.5%	0.4%	(5.6)%	(15.0)%

      Pro forma diluted net income (loss) per share reflects the effects on net income from specific non-recurring items and from the recognition of an income tax benefit (provision) for years where a regular tax provision, at a rate of 38%, was not recorded. Generally accepted accounting principles (GAAP) did not allow us to reduce net income for income tax expense in 2002 or to provide an income tax benefit in 2001. Because we expect to record income tax in future periods, we believe pro forma diluted net income (loss) per share provides a more meaningful comparison than GAAP net income (loss) per share for the periods presented and future periods. In addition, we excluded the effect of the extraordinary after-tax, non-cash charges associated with early repayment of our $5.0 million of 12% senior secured debt in December 2002 because we have no remaining debt which could result in a similar charge in the future. A reconciliation of diluted net income (loss) per share (as determined in accordance with GAAP) to pro forma diluted net income (loss) per share is as follows:

	2002				2001

	Quarter				Quarter

	Dec.	Sept.	June	Mar.	Dec.	Sept.	June	Mar.

GAAP diluted net income (loss) per share	$0.21	$0.69	$0.08	$0.11	$0.04	$0.01	$(0.19)	$(0.54)
Effect of:
Income tax benefit (provision) at 38% of income before tax	$(0.08)	$(0.07)	$(0.03)	$(0.05)	$(0.01)	$(0.00)	$0.07	$0.20
Charges from early repayment of debt	$0.02	—	—	—	—	—	—	—
(Restoration) of deferred tax asset	—	$(0.52)	—	—	—	—	—	—

Pro forma diluted net income (loss) per share	$0.15	$0.10	$0.05	$0.06	$0.03	$0.01	$(0.12)	$(0.34)

Liquidity and Capital Resources

      We generated cash from operations of $36.1 million in 2002 ($28.3 million of cash was generated after our $7.8 million investment in property and equipment). Historically, our primary source of capital has been from external sources, most recently from the completion of our $11.0 million convertible debt offering in June 2001 and our $5.0 million senior secured term debt financing in September 2001. The $11.0 million in convertible debt was converted to equity in the second quarter of 2002 and the $5.0 million of senior debt was prepaid in December 2002 with cash generated from operations. In February 2003, our board of directors approved an expanded share repurchase program of up to $12.5 million. We are currently pursuing a new bank revolving line of credit. While it is not currently anticipated that this line will be necessary for short- or long-term liquidity needs, the line would provide additional cash flexibility. Barring any unexpected significant external or internal developments, we expect current cash balances on hand and cash flow generated from operations to be sufficient to meet our short-term and long-term liquidity needs.

      Net cash provided by (used in) operating activities in 2002, 2001 and 2000 was $36.1 million, $0.4 million and ($10.3) million, respectively. Net cash provided by operating activities in 2002 consisted primarily of net income adjusted for non-cash expenses and an increase in accrued compensation and benefits, partially offset by an increase in prepaid expenses. The increase in accrued compensation and benefits was due primarily to higher incentive compensation costs resulting from improved company performance, which were paid in early 2003. Prepaid expenses increased in 2002 primarily due to the timing of payments related to marketing and advertising expenditures.

      Net cash provided by operating activities in 2001 consisted primarily of a decrease in inventories and prepaid expenses, partially offset by the net loss adjusted for non-cash expenses and a decrease in accounts payable and accrued sales returns. Inventory levels were reduced in 2001 as a result of two primary activities: (i) the closure of one of our manufacturing plants and (ii) a focus on reducing supplier lead-times, resulting in lower in-stock raw material levels required at our manufacturing plants. Prepaid expenses were reduced in 2001 as a result of lower prepaid advertising levels, consistent with the timing and form of media placements at the end of 2001 versus those in place at the end of 2000. The decrease in accounts payable in 2001 was due primarily to a decrease in the number of stores open at the end of 2001 and to extended payment terms being in place with some of our key suppliers at the end of 2000. The terms with those key suppliers had normalized at the end of 2001. The balance in our accrued sales returns in 2001 decreased as a result of the change in our sales return policy from 90 days at the end of 2000 to 30 days at the end of 2001. The shorter return period resulted in a smaller balance of sales that had not yet been returned at the end of 2001.

      Net cash used in 2000 operating activities consisted primarily of the net loss adjusted for non-cash expenses and an increase in accounts receivable, partially offset by an increase in accounts payable. The increase in accounts receivable at the end of 2000 was primarily due to the timing of credit card settlements. Payables increased at the end of 2000 due to additional retail stores being open as of year-end and extended payment terms with suppliers.

      Net cash provided by (used in) investing activities for 2002, 2001 and 2000 was ($21.5) million, ($0.9) million and $3.7 million, respectively. Investing activities consisted of purchases of property and equipment related to investment in information technology and the opening of new retail stores in all periods. In 2002, we made investments of $24.8 million in marketable securities and had $11.1 million of marketable securities mature. In 2001 and 2000, we liquidated $4.0 million and $16.2 million, respectively, of marketable securities to support our continuing operations. In 2003, we expect to open 20 to 30 new retail stores and to remodel approximately 100 stores. Our anticipated capital investment related to our new stores and remodeling is expected to be approximately $11.0 million. Total capital expenditures are expected to be approximately $18.0 million in 2003. We expect our new stores to be cash flow positive within the first 12 months of operation and, as a result, are not expected to have a significant negative effect on net cash provided by operations.

      Net cash provided by (used in) financing activities for 2002, 2001 and 2000 was ($3.9) million, $15.4 million and $0.6 million, respectively. Net cash used in financing activities in 2002 resulted primarily from the repayment of our $5.0 million of senior secured debt. The total cash used in financing activities in 2002 was partially offset by cash received from the issuance of common stock related to the exercise of options and warrants. Net cash provided by financing activities in 2001 resulted from the issuance of common stock and from the financing of $11.0 million of convertible debt and $5.0 million of senior secured term debt. Fees and expenses of $1.0 million were netted against the proceeds from debt issuances. Net cash provided by financing activities in 2000 resulted from cash received from the issuance of common stock.

      Our liquidity is impacted by minimum cash payment commitments resulting from long-term debt outstanding and operating leases. The table below outlines those minimum cash commitments, during the periods indicated (in thousands):

	Payments Due By Period

		<1	1 - 3	3 - 5	>5
	Total	Year	Years	Years	Years

Long-term debt	$4,011	$11	$4,000	$—	$—
Operating leases	76,519	15,641	27,853	21,037	11,988

Total	$80,530	$15,652	$31,853	$21,037	$11,988

      In addition, we have secured a $1.0 million stand-by letter of credit with cash.

      At December 28, 2002, we had net operating loss carryforwards for federal income tax purposes of approximately $20.9 million, of which $103,000 will expire between 2003 and 2006 and the remainder will expire between 2020 and 2021. We have recorded a valuation allowance of $641,000 for capital loss carryforwards that are not likely to be utilized within the applicable carryforward periods.

BUSINESS

Our Business

      We are the leading developer, manufacturer and marketer of premium quality, adjustable-firmness beds. The air chamber technology of our proprietary Sleep Number bed allows adjustable firmness on each side of the mattress and provides a sleep surface that is clinically proven to provide better sleep quality and greater relief of back pain in comparison to traditional mattress products.

      Unlike traditional bedding manufacturers, we are vertically integrated from production through sales and customer service, which allows us to control quality, cost, price and presentation. We sell our innovative products through four distribution channels:

•	Retail, through 321 company-operated stores in 46 states, of which 13 are leased departments within other retail stores;

•	Direct Marketing, through a company-operated call center;

•	E-commerce, through our web site at selectcomfort.com; and

•	Wholesale, through leading home furnishings retailers, specialty bedding retailers and the QVC shopping channel.

      Most of our products are made-to-order and are sold directly to consumers through our company-controlled distribution channels: retail, direct marketing and e-commerce. Our consumer-driven and service-oriented business model enables us to understand and respond quickly to consumer trends and preferences. In addition, our business model allows us to maintain low levels of inventory and to generate an accelerated cash-conversion cycle, which enables us to operate with minimal or no working capital.

      We believe that consumers are increasingly focused on sleep quality, along with nutrition and exercise, as an important component of overall health. The National Sleep Foundation reported in 2002 that 74% of American adults are experiencing a sleeping problem a few nights a week or more and 66% of adults believe that their sleep surface is very important to them, with 89% agreeing that a better quality mattress provides a better night’s sleep. Our target customers are primarily between the ages of 25 and 54 with household incomes in excess of $50,000 per year. Since our inception, we have sold approximately 1.5 million beds and have achieved high levels of customer satisfaction. From consumer inquiries and customers, we have compiled a database of approximately 8,600,000 profiles that can be used for marketing and research.

      Following a change in executive management in 2000, we improved our cost structure and rebranded our products and advertising, which led to significantly enhanced operating results. From 2001 to 2002, our sales grew 28% to $335.8 million and comparable store sales grew 27%. We have improved our profitability from an operating loss of $26.0 million in 2000 to operating income of $21.0 million in 2002 and achieved net income in each of the last six quarters. In 2002, we generated $28.3 million in cash flow from operations after capital expenditures.

      Our mission is to improve people’s lives through better sleep and our objective is to become the leading brand in the bedding industry. For the foreseeable future, we believe we can achieve 15% to 25% annual net sales growth and significantly improve our operating margins. In addition, we believe our efficient business model will generate sufficient cash to self-finance our growth and liquidity requirements.

Industry

Overview

      The U.S. wholesale bedding industry is a mature and stable industry that has experienced a compounded annual revenue growth rate of approximately 6% over the past 10 years. We believe that growth in wholesale unit sales, which has been approximately 2% over this period, has been primarily due to population growth, an increase in the number of homes, including secondary residences, and an increase in the number of beds per home. We believe growth in average wholesale prices, which has been approximately 4% over this period, was a result of a shift to larger and higher quality beds, which are typically more expensive. We believe this trend toward higher price points is caused by a demographic shift to an older U.S. population that typically spends more than younger consumers, improved merchandising and consumer education by retailers and industry advertising regarding the benefits of higher quality sleep.

Domestic Wholesale Bedding Sales

Source: International Sleep Products Association

Bedding Manufacturers

      U.S. wholesale bedding sales were approximately $4.8 billion in 2002. According to Furniture/ Today, the four largest manufacturers, Sealy, Serta, Simmons and Spring Air, accounted for 60.5% of wholesale bedding sales in 2001.

Bedding Retailers

      U.S. retail bedding sales were approximately $7.6 billion in 2002, of which 85% consisted of traditional innerspring bedding. The retail bedding market is fragmented, with the top 10 retailers accounting for approximately 25% of total sales in 2001. Bedding is sold to consumers through a variety of channels. According to the International Sleep Products Association, in 2001, furniture stores accounted for 41% of U.S. bedding sales, down from 56% in 1993; specialty sleep stores 40%, up from 19% in 1993; and department stores 11%, at the same level as 1993, with factory-direct outlets, warehouse clubs and other retail outlets accounting for the balance.

      The following chart lists the largest U.S. bedding retailers, based on 2001 sales:

		2001 Bedding Sales
Rank	Company	(in millions)

1	Select Comfort	$242.1
2	Federated Department Stores	235.0
3	The Mattress Firm	220.0
4	The Mattress Discounters	218.0
5	Sam’s Club	200.0
6	Sleepy’s	199.0
7	Mattress Giant	174.0
8	May Department Stores	130.0
9	Berkshire Hathaway (furniture division)	120.0
10	Rooms to Go	120.0
11	JC Penney	103.0
12	Art Van	100.0
13	Rockaway Bedding	94.0
14	Dial-A-Mattress	90.0
15	Levitz Home Furnishings	70.0
16	The Sleep Train	66.0
17	Sleep Fair/ Mattress Warehouse	63.0
18	Sears	60.0
19	Havertys	55.0
20	Costco	55.0
21	Slumberland	50.0
22	Value City	47.0
23	Sit ‘n Sleep	46.9
24	Rhodes	45.0
25	W.S. Badcock	42.0

Source: Furniture/ Today (August 2002)

Competitive Strengths

      Our objective is to become the leading brand in the bedding industry, both in revenue share and product innovation. To achieve this goal, we intend to capitalize on the following strengths:

Differentiated, Superior Product

      Our proprietary Sleep Number bed was designed on the basis of sleep research and is clinically proven to provide better sleep quality and greater relief of back pain in comparison to traditional mattress products. Unlike traditional mattresses made from innersprings, our innovative Sleep Number bed uses proprietary air-chamber technology that allows each side of the mattress to be easily adjusted on a hand-held remote control that digitally displays an individual’s Sleep Number. A Sleep Number is a number from zero to 100 that represents a sleeper’s ideal level of comfort, firmness and support. Our Sleep Number bed offers dual comfort control for couples, allowing either sleeper to adjust the mattress firmness on each side of the bed. Our research indicates that 9 of 10 couples sleep at different Sleep Number settings, making the dual comfort control feature a compelling differentiator from standard bedding offerings.

      Clinical research has shown that people who sleep on a Sleep Number bed fall asleep faster and experience deeper sleep with fewer disturbances than those sleeping on a traditional innerspring mattress. The gentle and conforming support of the air chambers in our Sleep Number beds provides more proper spinal alignment and relief from uncomfortable pressure points that can cause tossing and turning and poor-quality sleep. The capability of our Sleep Number bed to address consumer sleep problems is further evidenced by the more than 25,000 testimonials we have received from our customers over the years.

      Our Sleep Number beds are priced competitively with other premium mattress products and are also more durable than traditional innerspring products, resulting in a stronger value proposition for the consumer. Because our Sleep Number bed does not depend on metal coils or springs for its support structure, it maintains its shape and support better over time than traditional innerspring mattresses. Independent durability testing has shown our Sleep Number bed to withstand more than 20 years of simulated use.

Proven Brand Development Strategy

      In January 2001, we successfully repositioned our product and advertising messages, creating the Sleep Number brand and a new multi-media advertising campaign to increase awareness of our innovative, proprietary beds. The brand message hierarchy of the Sleep Number campaign is clear and proprietary:

•	A Sleep Number represents an ideal level of bedding comfort, firmness and support;

•	Everybody has a Sleep Number™;

•	Knowing your Sleep Number is the Key to a Perfect Night’s Sleep™; and

•	You can only find your Sleep Number on a Sleep Number Bed by Select Comfort™.

      This branding strategy allowed our advertising and consumer communication to focus on our bed’s distinguishing and proprietary feature, personalized comfort, as represented by the digital Sleep Number readout on the bed’s hand-held remote control. In addition to rebranding our product in 2001, we broadened our demographic and media reach by targeting adults 25-54 years old with a message of improved sleep quality. The Sleep Number brand was launched through our first-ever prime-time television advertising campaign, which invited consumers to visit their local Select Comfort retail store to find their personal Sleep Number. By focusing on the unique Sleep Number setting of an individual, the campaign quickly conveys the concept of our bed’s comfort customization. The Sleep Number brand and positioning have been integrated into all of our sales channels and throughout our internal and external communication programs.

      Although we have less than 5% unaided awareness nationally, average unaided awareness of our Sleep Number brand reached 15% by the end of 2002 in the eight markets where the Sleep Number campaign was launched beginning in early 2001. In these markets, we experienced annual comparable store sales growth in the range of 26% to 38% in 2002. Our Sleep Number campaign is now in a total of 20 markets.

      Our Sleep Number campaign is efficient as well as effective. During 2002, while overall media investment rose 34% to nearly $40 million, marketing expense as a percent of net sales declined to 20% in 2002 from 22% in 2001 and 24% in 2000, before our Sleep Number advertising campaign was introduced.

Company-Controlled Distribution

      Unlike traditional bedding manufacturers, which primarily sell through third-party retailers, we generate approximately 95% of our net sales through company-controlled distribution channels: retail, direct marketing and e-commerce. This distribution model enables us to control the selling process to ensure that the unique benefits of our product are effectively presented to consumers, to maintain direct contact with our customers and to capture both the manufacturer’s and retailer’s margin.

      Our company-controlled distribution channels are staffed by high-quality, well-trained and passionate sales professionals who are Sleep Number bed owners. Our retail channel comprised 77% of our net sales in 2002. We operate 321 stores in 46 states, which allows consumers to easily experience our products and find their personal Sleep Number. Our direct marketing call center and our web site at selectcomfort.com provide national sales coverage, including markets not yet served by one of our retail stores. Our web site can be used as a product research tool, a place to purchase or as a means to locate our nearest retail store. Through these various channels, we maintain close contact with consumers, who provide us with important feedback for product improvement and innovation.

Flexible and Efficient Operating Model

      Unlike traditional bedding manufacturers and retailers that are dependent on a stock of finished-goods inventory to fill orders, we employ a make-to-order manufacturing process. Through our long-term relationships with high-quality suppliers, which have been selected through a rigorous certification and review process, we have implemented a just-in-time materials supply system. This operating model enables us to maintain low levels of inventory and to generate an accelerated cash-conversion cycle, which allows us to operate with minimal or no working capital. In 2002, our manufacturing inventory turn was 20x. Our make-to-order manufacturing process allows us to introduce new or enhanced products without generating significant obsolete or clearance-priced finished-goods inventory. As a result of our flexible and modular production process, we estimate that we can double our current production volume in our existing manufacturing facilities with minimal capital investment.

      Our efficient operating model extends from manufacturing to our stores with no regional warehousing. Our unique air chamber technology allows our beds to be packed in boxes and shipped via UPS or Fed Ex directly from our manufacturing plants to our customers, anywhere in the United States, which lowers our distribution costs. Consumers also appreciate the ease of handling and moving our bed, particularly through hallways and tight spaces.

      Our stores serve as showrooms for our Sleep Number bed, without the need for any on-hand bed inventory. This low inventory model allows us to generate increased sales volume from existing retail floor space without a corresponding increase in working capital. In 2002, our retail inventory turn was 25x, and the average net sales per store was approximately $817,000 compared to approximately $626,000 in 2001.

Growth Strategy

      We expect sales growth in the foreseeable future to be derived primarily from comparable store sales increases, opening stores in existing and new markets and adding new distribution channels. We expect to enhance our profit margin primarily by leveraging our existing infrastructure. To accomplish our growth strategy, we intend to focus on the following priorities:

Building Brand Awareness

      Our most significant barrier to growth has been a lack of awareness of our innovative, high quality product among the broad consumer audience. With less than 5% unaided brand awareness nationally, we have significant opportunity for growth through increasing awareness of the Sleep Number brand, our innovative products and our store locations. Through long-established advertising and marketing programs, the most recognized bed brands have built national unaided awareness to 53% (Sealy), 33% (Serta) and 19% (Simmons).

      Our Sleep Number campaign was introduced regionally in early 2001, and in 2002 received substantially more national advertising, particularly on national cable television, using a new infomercial and several direct-response advertisements to drive awareness of our Sleep Number bed. Our proven national radio campaign with Paul Harvey and Rush Limbaugh is being augmented by national television advertising with a new infomercial and several new direct response ads to build national awareness of our Sleep Number bed. As of January 2002, the Sleep Number Bed by Select Comfort became a national sponsor of National Public Radio’s Prairie Home Companion show hosted by Garrison Keillor. We believe increased national advertising in 2003 will further increase consumer brand awareness to profitably generate traffic and sales at our stores, call center and web site.

      Our national campaign is augmented by regional advertising that continues to expand. We are currently in 20 markets that cover approximately 27% of the U.S. population and 46% of our current retail sales. This regional campaign includes a custom mix by market of prime-time and infomercial television, drive-time radio and newspaper advertisements. In 2002, we continued to drive strong sales growth in the eight markets where this campaign was launched in early 2001, with comparable store sales increases ranging from 33% to 63% in the fourth quarter of 2002. These markets are among our more mature and developed markets, reinforcing our belief that our brand awareness will continue to grow over time with additional advertising investment. We believe substantial opportunity exists in broadening the reach of this campaign into other metropolitan markets.

      Due to our multi-channel and direct-to-consumer sales model, we are able to cost effectively implement an integrated multi-media advertising program, both on a national and local-market basis. Our fully integrated direct marketing capabilities allow us to provide inquiring consumers with product information and to follow up with promotional literature during the buying process. We plan to increase total media spending by 25% to approximately $50 million in 2003, and believe we have significant opportunity to increase effective investment in the future to drive incremental awareness, store traffic and sales.

Expanding Profitable Distribution

      We plan to expand profitable distribution primarily by:

•	Increasing comparable store sales, primarily through our multi-media advertising campaign and increasing average revenue per transaction;

•	Remodeling 100 older stores in 2003 to our latest store design;

•	Adding 20 to 30 new retail stores in 2003;

•	Increasing our store base by 5% to 10% annually beyond 2003;

•	Testing our stores in non-mall locations;

•	Expanding wholesale distribution selectively through specialty retailers; and

•	Building our QVC partnership.

      Comparable store sales growth will be comprised of both an increase in the number of units sold and an increase in the average revenue per transaction. This growth will be driven by increased advertising, improvements in our selling process, our enhanced, performance-based sales compensation plan and improved quality and training of our sales professionals. An increase in average revenue per transaction will be driven by continued product innovation in our higher-priced bed models and continued development of our accessory line. In addition, in 2003, we plan to remodel 100 of our older stores to a newer design with improved Sleep Number branding and product presentation. In order to expand our appeal to a broader consumer market, we are increasing the availability of our convenient home delivery and assembly services and extended financing offers.

      Supported by our proven advertising strategy and store economics, we are in a position to add a program of profitable store expansion to our growth initiatives. We now have at least one Select Comfort retail store in 119 Designated Market Areas in the United States, which represent 85% of total U.S. household population. However, in many of those markets, including major cities such as Boston, Los Angeles and New York, we do not have a sufficient number of stores in relation to the size of the local population to allow us to realize an economic return on advertising. These understored markets are the focus of our store opening plans in 2003.

      In the past two years, we have begun to develop our wholesale sales channel, providing consumers additional opportunities to become aware of and to purchase our Sleep Number bed. Our wholesale channel sells to a limited number of home furnishings retailers and specialty bedding retailers in selected markets and to consumers via the QVC shopping channel. This channel allows us to expand our points of sale more quickly and with lower capital expenditure by leveraging our brand building advertising.

Leading the Industry in Product Innovation

      Our goal is to continue to lead the industry in product innovation and sleep expertise by developing and marketing products that deliver personalized comfort and better sleep. We focus our research and development resources on enhancing performance of our core product line, improving quality and reducing costs. In 2002, we introduced more new products and product enhancements than in any other year of our history. We improved the appearance, function and sleep-surface comfort of every bed in our product line, which we expect to benefit from in 2003. Sales of the newly re-designed Sleep Number 5000 and 7000 models, our two higher-end product offerings, increased as a percentage of our product mix by eight percentage points in 2002 compared to 2001.

      Our strategy is to maintain a pipeline of benefits-driven product innovation, introducing a new product or refreshing an existing model each quarter. Following a successful test market in the third quarter of 2002, we are currently in a national rollout of our Precision Comfort adjustable foundation product, which allows consumers to adjust their bed position at both the head and feet. In February 2003, we launched our new Grand King model, with a 30% larger sleeping area than a traditional King-sized mattress, inspired by a bed we custom made for seven-foot-tall NBA player Kevin Garnett. We also continue to expand our line of high-quality sleep accessories that improve comfort, such as pillows designed for specific sleep positions and dual-controlled heated mattress pads.

Leveraging Our Infrastructure

      As a result of improving our cost structure in 2000 and 2001, we believe we are well-positioned to generate profitable growth. Over this period, we eliminated over $25 million from our cost structure and reduced the number of units we must sell in a year to become profitable by nearly 20%. While undertaking this cost reduction program, we have preserved our capacity to support growth, introduced a new media campaign and reinvigorated product development.

      These successful cost-containment measures continue to allow us to leverage our fixed cost structure and realize improved operating margins through sales growth. Our goal is to generate sales growth of 15% to 25% annually, while containing general and administrative expense growth at less than half that rate and leveraging the fixed costs of our retail stores. We intend to maintain marketing and advertising investment at approximately 20% of net sales to build our brand and generate sales growth. We expect 2003 operating income margin to increase to at least 7% and believe we can achieve operating income margins of 10% to 12% within a three-year horizon.

Adding Product Categories, Markets and Geographies

      Once we have more thoroughly penetrated the U.S. bedding market, our longer-term goal is to extend our brand through new product introductions, new market segments and international markets. For example:

•	We are currently developing a sofa sleeper featuring our Sleep Number bed;

•	We are evaluating our opportunities within OEM channels, beginning with a partnership with Winnebago Industries, which now installs our Sleep Number bed as standard or as an option in six of its higher-end motor home models;

•	We are testing the placement of our Sleep Number bed in a hotel chain; and

•	We are evaluating the benefits of expanding internationally in order to capitalize on our differentiated product, our operating model and the international management experience of our executive team.

History

      We were founded in 1987 by an entrepreneur working in the innerspring mattress industry who believed adjustable air chamber technology provided better support and reduced pressure points in comparison with other bedding products. In the early 1990s, we began to market an air bed directly to consumers through traditional direct marketing and opened our own call center. We opened our first retail store in the Minneapolis area in 1992. Since then, we have grown to 321 retail stores in 46 states. We developed our third company-controlled distribution channel, e-commerce, in 1999. We added a wholesale distribution channel in late 2000.

      From mid-1999 to mid-2001, we experienced operating losses. In 2000, we recruited William R. McLaughlin as our President and Chief Executive Officer. Mr. McLaughlin has been instrumental in planning and executing our improved operating and growth strategy. As part of this strategy, we implemented cost containment initiatives to return our company to profitability while preserving our capacity to support growth. In 2001, we launched our Sleep Number brand campaign to generate sales growth.

Our Products

      We sell a proprietary line of beds under the Sleep Number brand that features an adjustable air chamber mattress. A Sleep Number is a number from zero to 100 representing an individual’s ideal level of comfort, firmness and support.

Unlike traditional mattresses, which use a series of innersprings for support, our mattress design uses air chambers. Our Sleep Number bed was designed on the basis of sleep research and has been shown to improve sleep quality through:

•	Better spinal alignment;

•	Reduced pressure points;

•	Greater relief of lower back pain; and

•	Greater overall comfort.

Mattresses

      We offer four different Sleep Number bed models. Each bed comes in standard mattress sizes, ranging from twin to king, as well as some specialty sizes. All Sleep Number beds feature high quality, vulcanized rubber air chambers that are highly durable. Because air is the primary support material of the mattress, Sleep Number beds do not lose their shape or support over time like traditional innerspring bedding. The dual chambers allow each side of the mattress to be independently adjusted with our Firmness Control System for personalized comfort and support. Our Firmness Control System features a compact air compressor with a handheld remote that is used to fill the bed’s air chamber and regulate its firmness. The Firmness Control System for our Sleep Number bed is certified by Underwriter’s Laboratories (UL).

      The air chambers of a Sleep Number bed are surrounded on all sides by a high-density foam perimeter to provide strong edge support. For added comfort, we offer a plush pillowtop option with an extra cushion of support designed to cradle the body. All Sleep Number mattresses are enclosed by a comfortable, durable Belgian Damask covering. Our covers are sewn in our plants in the United States.

      Our entry-level model, the Sleep Number 3000, is 7 1/2 inches in total mattress thickness for the traditional-style sleep surface and 9 inches for the European pillowtop style. It comes standard with our Firmness Control System, with two wired remote controls that allow touch-button firmness adjustment. An optional upgrade to the digital Sleep Number remote control is available.

      Our Sleep Number 4000 is our first model to feature our fully gusseted pillowtop style and the Sleep Number Firmness Control System as standard. A single, wired remote control with digital display is used to set each side of the bed to each individual’s preferred Sleep Number. Our Sleep Number 4000 model has added sleep-surface cushioning and is 8 1/2 inches in total mattress thickness for the traditional style and 10 inches for the pillowtop style.

      Our best-selling model is the Sleep Number 5000, which features more comfort padding and fiberfill loft, a higher-quality, satin-feel rayon Belgian Damask mattress fabric and our patent-pending Corner Lock system for crisp corner support. Our Sleep Number 5000 features the whisper-quiet Deluxe Sleep Number Firmness Control System, and comes with either one wireless or two wired digital remote controls for easy Sleep Number adjustment. Our Sleep Number 5000 is 10 inches in total mattress thickness for the traditional style and 12 1/2 inches for the pillowtop style.

      Our top-of-the-line Sleep Number 7000 model incorporates the Deluxe Sleep Number Firmness Control System and the Corner Lock system is 14 inches in mattress thickness and is available exclusively as a Duvet-style pillowtop, covered in Belgian Damask fabric. Our Sleep Number 7000 features three layers of interior foam, including Hypersoft quilting foam and a 3-inch layer of our exclusive Intralux foam, for added comfort, support and resiliency.

      Our current retail prices for our beds (excluding foundations) range as follows:

Sleep Number Model	Twin	Full/Double	Queen	King

3000	$300-560	$500-650	$500-700	$700-900
4000	$500-700	$700-900	$800-1,000	$1,100-1,300
5000	$700-1,000	$950-1,150	$1,100-1,300	$1,400-1,600
7000	$1,900	N/A	$2,300	$2,650

      These prices are subject to promotional offerings that can result in pricing at 10% to 15% below these listed retail prices. We offer a slightly different series of Sleep Number bed models to our wholesale partners. We do not control the prices at which our wholesale partners sell our Sleep Number beds to their customers.

Foundations

      The contouring and support of a Sleep Number mattress work best with our specially designed, proprietary foundation. Used in place of a box spring, this durable foundation is uniquely designed to complement the air chambers and maintain a consistent support surface for the life of the bed. Our foundation is designed with interlocking panels for maximum structural integrity, as well as high-density polymer side panels and lateral support beams for additional support. Unlike traditional box springs, our foundation can be disassembled and easily moved through hallways, tight spaces and up and down stairs. Through certain wholesale partners, we offer a wood foundation. The current retail prices of our foundations range from $200 to $550, depending upon the size of the bed.

      We recently introduced our Precision Comfort adjustable foundation, which allows consumers to adjust their bed position at both the head and feet using a handheld remote . We believe consumers will appreciate the adjustable foundation’s comfort benefits, flexibility, therapeutic rest and pressure relief. The current retail prices of our adjustable foundations range from $1,200 to $2,400, depending upon the size of the bed.

Accessories

      In addition to our mattresses and foundations, we offer a line of accessory bedding products, including specialty pillows, mattress pads, comforters, sheets and bed frames. The specialty pillows, which come in a variety of sizes, materials and firmness, are designed to provide personalized comfort and better quality sleep. We recently introduced a number of new accessories, including our Imperial Mattress Pad, a luxury mattress pad filled with down resilient fiber; our Dual-Weight Merino wool blanket, exclusively made for us by Faribault Woolen Mills; and our Dual-Control Heated Mattress Pad, with 21 temperature settings that allow each sleeper to customize personal warmth levels.

Delivery and Assembly Services

      Our unique product design allows us to ship our beds in a modular format to customers throughout the United States by UPS or FedEx. We regularly review our package sizes to take advantage of more favorable shipping rates. Informational product brochures and easy-to-follow assembly instructions accompany each Sleep Number bed, which can be quickly and easily assembled by the customer through a simple, tool-free process. For an additional fee between $75 and $100, the customer can take advantage of our home delivery, assembly and mattress removal services. At the end of 2002, these services were available through approximately 80% of our retail stores, in certain markets by a third-party provider. We plan ultimately to offer this service in all of the markets served by our stores. Delivery typically takes between 10 and 14 days from the date of order.

Better Night’s Sleep Guarantee and Warranty

      Each of our Sleep Number beds comes with our 30 Night In-Home Trial and Better Night’s Sleep guarantee which allows consumers 30 nights at home to make sure they are 100% comfortable with our bed. If the consumer is not completely satisfied, we will authorize the return of the bed and a refund. The consumer is responsible for the return shipping costs. Each of our Sleep Number beds is backed by a 20-year Limited Warranty. We believe that due to our unique design and craftsmanship, our Sleep Number bed is built to last 20 years or more.

Our Distribution Channels

      We generate revenue by selling our products through four complementary distribution channels. Three of these channels, retail, direct marketing and e-commerce, are company-controlled and sell directly to consumers. We also sell through a wholesale channel to leading home furnishings retailers, specialty bedding retailers and the QVC shopping channel. Our wholesale strategy is to expand our points of sale more quickly in selected markets with lower capital expenditures than opening new retail stores. In addition, our wholesale strategy allows us to leverage our advertising and increase brand awareness in large markets where it would otherwise not be cost effective for us to spend advertising dollars.

Retail

      Our retail stores accounted for 77% of our net sales in 2002 and 78% of our net sales in 2001. We currently operate 321 stores in 46 states, including 13 leased departments within other retail stores. Our stores are principally mall-based showrooms, averaging approximately 1,000 square feet and displaying four models of our Sleep Number beds and a full selection of our branded accessories. Our store design incorporates a bedroom-like setting intended to convey a sense of sophistication and quality that reinforces our Sleep Number brand name as synonymous with sleep solutions. We intend to remodel approximately 100 of our older stores in 2003 to the current design standard. Our sales professionals play an important role in creating an inviting and informative retail environment. These professionals receive extensive training regarding the features and benefits of our Sleep Number beds and accessories, the overall importance of sleep quality and our newly developed, standardized selling process.

Direct Marketing

      Many consumers’ initial exposure to our Sleep Number bed is through our direct marketing operations. Interested consumers respond to our print, radio and cable television advertisements by calling our toll-free number. Our direct marketing sales professionals capture information from the consumer, begin the consumer education process, take the order, or, if appropriate, send an information packet. Our direct marketing operations also include a database marketing department that is responsible for segmentation and analysis of our database to direct the mailing of product and promotional information in response to inquiries. We maintain a database of approximately 8,600,000 inquiries, including customers. In 2001, we established a “Factory Direct” outlet through our direct marketing channel, allowing us to selectively market returned products that we have refurbished where allowed by law and to sell discontinued models.

E-commerce

      Our web site at selectcomfort.com provides consumers with a wide array of useful information as well as the convenience of ordering our products online or calling and ordering from one of our internet-dedicated sales professionals. Since building the capability to take online orders in May 1999, our e-commerce channel has continued to add functionality and content to educate consumers regarding sleep science and research, our products and the benefits they provide. Our web site also directs consumers to our store locations and provides other means to contact us. Our e-commerce department has also focused on developing relationships with online shopping malls and other sales portals. Our web site incorporates a look and feel that is attractive and professional and reinforces the Select Comfort and Sleep Number brand images. Consumers can access our web site through two other sites, sleepnumber.com and beds.com.

Wholesale

      We are selectively building wholesale relationships with home furnishings retailers and specialty bedding retailers. These wholesale relationships increase our points of sale with lower capital requirements and we believe will allow us to leverage our advertising spending in key markets. Since September 2000, we have tested wholesale distribution through home furnishings retailers. Since July 2002, our Sleep Number bed has been featured in 40 Sleep Train stores in California. Sleep Train is the first large scale, multi-store specialty bedding retailer to offer our Sleep Number bed outside of our company-controlled stores. In August 2002, we began to sell our Sleep Number bed through Sleep America, a 19-store specialty retailer in the Phoenix and Tucson markets. We plan to selectively pursue additional distribution through other wholesale partners.

      Since October 2000, we have successfully offered our products through periodic segments on the QVC shopping channel. Our Sleep Number bed was named QVC’s Home Innovation Product Concept of the Year at QVC’s 2001 QStar Awards. We believe that our distribution through QVC has increased overall consumer awareness of our Sleep Number brand in addition to providing us with an important sales outlet.

Store Operations

Store Economics

      Average net sales per store were approximately $817,000 in 2002 and $626,000 in 2001, with average sales per square foot of approximately $840 in 2002 and $670 in 2001. For 2001, our sales per square foot were the fourth highest among all bedding and furniture retailers according to a May 2002 Furniture/ Today survey. New stores opened in 2002 are expected to average approximately $800,000 of net sales in the first year of operations. Approximately 24% of our stores generated sales of over $1.0 million in 2002.

      Our investment to open a new store is approximately $140,000, including inventory. We target new stores to be cash flow positive within 12 months with a payback of the initial cash investment in less than 24 months. Our stores breakeven on a four-wall cash flow basis with approximately $525,000 of net sales. Our four-wall cash flow is calculated as gross profit generated from store sales less store expenses and advertising, without deduction of depreciation expenses. We plan to open 20 to 30 new retail stores in 2003 primarily to fill out existing markets in order to leverage brand awareness and advertising.

Site Selection

      We cluster retail stores within a metropolitan market in order to leverage our advertising. In selecting new store sites, we generally seek high-traffic locations of approximately 800 to 1,200 square feet within malls in metropolitan areas. We conduct extensive analyses of potential store sites and base our selection on a number of factors, including the location within the mall, the demographics of the trade area, the specifications of the mall (including size, age, sales per square foot and the location of the nearest competitive mall), the perceived strength of the mall’s anchor stores, the performance of other specialty retail tenants in the mall, the store density of existing stores and our marketing and advertising plans in the respective markets. We intend to test store locations in select strip centers and lifestyle-oriented shopping centers in 2003.

Management and Sales Professionals

      Our stores are currently organized into four regional areas and 34 districts, with seven to 12 stores in each district, depending on geographical dispersion. Each regional sales director oversees eight or nine districts. Each district has a district sales manager who is responsible for sales and operations and reports to the regional sales director. The district sales managers frequently visit stores to review merchandise presentation, sales force product knowledge, financial performance and compliance with operating standards. The typical staff of one of our new stores consists of one store manager and two full-time sales professionals. Store staffing expands as store sales volume grows. Our sales professionals devote substantially all of their efforts to sales and customer service, which includes helping customers and responding to inquiries.

Training and Compensation

      All store personnel receive comprehensive on-site training on our technology and sleep expertise, the features and benefits of our beds, sales and customer service techniques and operating policies and guidelines. Initial training programs are reinforced through detailed product and operating manuals and periodic performance appraisals. All store sales professionals receive base compensation and are entitled to commissions and bonuses based on individual and their store’s performance. Early in 2002, we introduced a redesigned retail sales professional compensation program that is more focused on individual performance and more heavily commission driven, which we believe will enable us to attract and retain quality, sales-oriented store professionals. Regional sales directors, district sales managers and store managers are eligible to receive, in addition to their base compensation, bonuses for the achievement of performance objectives.

Marketing and Advertising

      Lack of awareness among the broad consumer audience of our brand, product benefits and store locations historically has been our most significant barrier to growth. The new Sleep Number advertising campaign was introduced early in 2001 to support our retail stores in selected markets through our first comprehensive multi-media advertising campaign using prime-time TV, national cable television, infomercials, drive-time radio and newspaper advertisements. We have expanded the comprehensive multi-media Sleep Number advertising campaign from the initial eight markets in 2001, to 16 markets in 2002 and to 20 markets in 2003. As of January 2002, the Sleep Number Bed by Select Comfort became a national sponsor of National Public Radio’s Prairie Home Companion show hosted by Garrison Keillor. In 2003, we plan to extend the reach of our successful radio personality endorsement advertising by adding 65 new radio personalities for a total of 123 radio personalities in 113 retail store markets.

      In the direct marketing channel, our advertising message is communicated through targeted print and radio advertisements, use of infomercials and short-form direct TV advertising and through product brochures, videos and other product and promotional materials mailed in response to consumer inquiries. The direct marketing channel has relied heavily on our advertising through nationally syndicated radio personalities, such as Paul Harvey and Rush Limbaugh, and print and direct mail programs. We are continuing to increase our advertising investment on national cable TV, predominantly purchased at advantageous direct response media rates. This provides a base of awareness upon which local retail store advertising cumulatively builds. Our direct marketing operations continually monitor the effectiveness and efficiency of our advertising by tracking the cost per inquiry and cost per order of our advertising.

      The Sleep Number positioning was integrated into our marketing messages across all of our distribution channels during 2001. To support our direct marketing channel, a new 30-minute infomercial, a pool of two-minute short-form television spots and new print advertisements were created around the Sleep Number positioning. Likewise, the messaging on our web site, in promotional material and on QVC broadcasts was successfully transitioned to focus on our Sleep Number bed. We have increased our 1-800 advertising on national cable TV as an economical means of increasing national brand awareness for our Sleep Number bed. Through our dedicated call center, we are able to provide the inquiring consumer more information or send a video and brochure. Although total media expenditure is planned to increase by 25% to approximately $50 million in 2003, we have significant opportunity to increase effective investment in the future, with the proven result of driving incremental awareness, traffic and purchases.

      All owners of our beds are members of our Comfort Club, our customer loyalty program designed primarily to reward our owners for recommending our beds. Each time a customer purchases a bed, the referring member receives a $50 coupon for purchase of our products, with increasing benefits for multiple referrals. In 2002, approximately 23,000 beds were sold through referrals from our Comfort Club members.

Operations

Manufacturing and Distribution

      We have two manufacturing plants, one located in Columbia, South Carolina, and the other in Salt Lake City, Utah. The manufacturing operations in South Carolina and Utah consist of quilting and sewing of the fabric covers for our beds and final assembly and packaging of mattresses and foundations from contract manufactured components. In addition, our electrical Firmness Control System is assembled from contract manufactured components in our Salt Lake City plant. In April 2001, we discontinued manufacturing in our Minneapolis location and have since used this facility to process returns and warranty claims.

      We manufacture beds to fulfill orders rather than stocking inventory, which enables us to maintain lower levels of finished goods inventory and operate with no regional warehousing. Orders are currently shipped from our manufacturing facilities, primarily via UPS, typically within 48 hours following order receipt, and are usually received by the customer within 5 to 10 business days after shipment. We are continually evaluating alternative carriers on a national and regional basis, as well as expanding our in-home assembly services in selected markets.

Suppliers

      We currently obtain all of the materials and components used to produce our beds from outside sources. Components for the Firmness Control System are obtained from a variety of domestic sources. Quilting and ticking materials are obtained from a supplier that produces both in Belgium and in the United States. Components for our foundations are obtained from one domestic source.

      Our proprietary air chambers are produced to our specifications by one Eastern European supplier, which has been our sole source of supply of air chambers since 1994. Under our agreement with this supplier, we are obligated to purchase certain minimum quantities. This agreement runs through October 2006 and is thereafter subject to automatic annual renewal unless either party gives 365 days’ notice of its intention not to renew the agreement. We expect to continue this supplier relationship for the foreseeable future.

      Our proprietary foundations are produced to our specifications by one domestic supplier under an agreement that expires in October 2003. This agreement is subject to automatic annual renewal unless either party gives 180 days’ notice of its intention not to renew the agreement. We expect to continue this supplier relationship for the foreseeable future.

      All of the suppliers that produce unique or proprietary products for us have in place either contingency or disaster recovery plans or redundant production capabilities in other locations in order to safeguard against any unforeseen disasters. We review these plans and sites on a regular basis to ensure the supplier’s ability to maintain uninterrupted supply of materials and components.

Research and Development

      Our research and development department continuously seeks to improve current product performance and benefits based on sleep science. Through customer surveys and consumer focus groups, we seek feedback on a regular basis to help enhance our products. Since the introduction of our first bed, we have continued to improve and expand our product line, including a quieter Firmness Control System, remote controls with digital settings, more luxurious fabrics and covers, new generations of foams and foundation systems and enhanced border walls. Our research and development expenses were $0.9 million in 2002, $1.1 million in 2001 and $0.9 million in 2000.

Customer Service

      We maintain an in-house customer service department of over 40 customer service representatives who receive extensive training in sleep technology and all aspects of our products and operations. Our customer service representatives field customer calls and also interact with each of our retail stores to address customer questions and concerns raised with retail sales professionals. Our customer service department also makes outbound calls to new customers during our in-home trial phase to provide solutions to possible problems in order to enhance customer education, build customer satisfaction and reduce returns.

Consumer Credit Arrangements

      Through a private label consumer credit facility provided by Mill Creek Bank, a subsidiary of Conseco Finance Corp., our qualified customers are offered a revolving credit arrangement to finance purchases from us. Mill Creek Bank sets the minimum acceptable credit ratings, the interest rates, fees and all other terms and conditions of the customer accounts, including collection policies and procedures, and is the owner of the accounts. In connection with all purchases financed under these arrangements, Mill Creek Bank pays us an amount equal to the total amount of such purchases, net of promotional related discounts.

      Mill Creek Bank’s right to set the minimum customer credit ratings could, if exercised, impact sales by affecting the number of customers who can finance purchases. The term of this facility expires in May 2004, subject to automatic one-year renewals, unless terminated by either party upon 150 days’ notice prior to the end of the then-current term. We are liable to Mill Creek Bank for chargebacks arising out of (i) breach of our warranties relating to the underlying sale transaction, (ii) defective products or (iii) our failure to comply with applicable operating procedures under the facility. We have provided a standby letter of credit to Mill Creek Bank in the amount of $1.0 million to protect Mill Creek Bank against potential losses from unpaid chargebacks. We are not liable to Mill Creek Bank for credit losses arising out of our customers’ credit defaults. If we replace Mill Creek Bank with an alternative third-party provider of consumer financing, Mill Creek Bank could request that we purchase its portfolio of our customer accounts based on a pre-determined formula, which reflects a discount to the face amount of these accounts. If we were to engage a replacement provider, we would likely require this new provider to purchase the portfolio from Mill Creek Bank, relieving us of our obligations under this facility.

      Conseco Finance Corp., the parent corporation of Mill Creek Bank, has recently experienced financial and liquidity issues and has filed for protection under federal bankruptcy laws. Through its pending bankruptcy proceedings, Conseco

Finance Corp. entered into an asset purchase agreement to sell its business and operating assets, including various assets of Mill Creek Bank. Under the terms of this agreement, our agreement with Mill Creek Bank would be sold to General Electric Capital Corporation, a competitor of Mill Creek Bank. This sale, which is subject to various closing conditions, is expected to close in May 2003. Upon closing, General Electric Capital Corporation could attempt to exercise discretion as currently available to Mill Creek Bank under our facility that could adversely impact our reliance on it. In the event this sale does not close as anticipated, the financial and liquidity issues being encountered by Conseco Finance Corp. could jeopardize the ability of Mill Creek Bank to continue to provide consumer credit financing for our customers. In that event, we would seek to secure consumer credit financing from other sources, but it may not be possible to secure such arrangements without some delay or on the same or better terms than have been available from Mill Creek Bank. Approximately 32.6% of our net sales during 2002 and 39.8% of our net sales during 2001 were financed by Mill Creek Bank. Termination of our agreement with Mill Creek Bank, any material change to the terms of our agreement with Mill Creek Bank or in the availability or terms of credit for our customers from Mill Creek Bank or any delay in securing replacement credit sources, could harm our sales.

Competition

      The bedding industry is highly competitive. Participants in the bedding industry compete primarily on price, quality, brand name recognition, product availability and product performance, including the perceived levels of comfort and support provided by a mattress. Our beds compete with a number of different types of bedding alternatives, including innerspring bedding, foam bedding, waterbeds, futons and other air-supported bedding that are sold through a variety of channels, including home furnishing stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. We believe that our success depends in part on increasing consumer awareness and acceptance of our existing products and the continuing introduction of product improvements or new products with features or benefits that differentiate our products from those offered by other manufacturers.

      Innerspring bedding sales represent approximately 85% of all bedding sales. The traditional bedding industry is characterized by a high degree of concentration among the four largest manufacturers of innerspring bedding with nationally recognized brand names, including Sealy, which also owns the Stearns & Foster brand name, Serta, Simmons and Spring Air. Numerous other manufacturers, primarily operating on a regional or niche basis, serve the balance of the bedding market.

Facilities

Retail Locations

      We currently lease all of our existing retail store locations and expect that our policy of leasing, rather than owning stores, will continue as we expand our store base. Our store leases generally provide for an initial lease term of 7 to 10 years with a mutual termination option if we do not achieve certain minimum annual sales thresholds. Generally, the store leases require us to pay minimum rent plus percentage rent based on net sales in excess of certain thresholds, as well as certain operating expenses.

      The following table provides information regarding the 321 stores we currently operate in the following 46 states:

State	Stores

Alabama	2
Arizona	9
Arkansas	1
California	40
Colorado	10
Connecticut	5
Delaware	1
Florida	21
Georgia	7
Idaho	1
Illinois	14
Indiana	8
Iowa	5
Kansas	5
Kentucky	3
Louisiana	3
Maine	1
Maryland	9
Massachusetts	5
Michigan	13
Minnesota	13
Mississippi	1
Missouri	10
Montana	2
Nebraska	2
Nevada	3
New Hampshire	3
New Jersey	9
New Mexico	2
New York	4
North Carolina	7
North Dakota	1
Ohio	10
Oklahoma	2
Oregon	6
Pennsylvania	14
Rhode Island	1
South Carolina	2
South Dakota	1
Tennessee	8
Texas	25
Utah	4
Virginia	7
Washington	11
West Virginia	1
Wisconsin	9

Manufacturing and Headquarters

      We lease approximately 122,000 square feet in Minneapolis that includes our corporate headquarters, our direct marketing call center, our customer service group, our research and development department and a distribution center that accepts returns and processes warranty claims. This lease expires in 2004 and contains two five-year renewal options. We have subleased 20,000 square feet of our Minneapolis facility through March 2003. We also lease two additional manufacturing and distribution centers in Columbia, South Carolina and Salt Lake City, Utah of approximately 105,000 square feet and approximately 101,000 square feet, respectively. We lease the Columbia facility through February 2008, with a five-year renewal option thereafter, and the Salt Lake City facility through April 2009. We lease another 16,100 square feet of office space in the Minneapolis area through April 2004, which we have vacated, and a portion of which we have subleased to a third party.

Intellectual Property

      We hold various U.S. and foreign patents and patent applications regarding certain elements of the design and function of our products, including air control systems, remote control systems, air chamber features, border wall and corner piece systems, foundation systems and features related to sofa sleepers with air mattresses, as well as other technology. We have 22 issued U.S. patents, expiring at various points between January 2005 and March 2020, and four U.S. patent applications pending. We also hold 16 foreign patents and 14 foreign patent applications pending. Notwithstanding these patents and patent applications, we cannot assure you that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. To our knowledge, no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

      “Select Comfort” and “Sleep Number” are trademarks registered with the U.S. Patent and Trademark Office. Applications for our new “Select Comfort” logos with the double arrow design have been approved for registration and published for opposition. We have a number of other registered marks, including “The Sleep Number Bed by Select

Comfort” (logo), “The Sleep Number Store by Select Comfort” (logo), “Comfort Club” and “Sleep Better on Air.” U.S. applications are pending for a number of other marks, including “Select Comfort Creator of the Sleep Number Bed,” “What’s Your Sleep Number?” and several other marks that incorporate our new logo design. Several of these trademarks have been registered, or are the subject of pending applications, in various foreign countries. Each federally registered mark is renewable indefinitely as long as the mark remains in use. We are not aware of any material claims of infringement or other challenges asserted against our right to use these marks.

Governmental Regulation

      Our operations are subject to state and local consumer protection and other regulations relating to the bedding industry. These regulations vary among the states in which we do business. The regulations generally impose requirements as to the proper labeling of bedding merchandise, restrictions regarding the identification of merchandise as “new” or otherwise, controls as to hygiene and other aspects of product handling and sale and penalties for violations.

      Our direct marketing operations are or may become subject to various adopted or proposed federal and state “do not call” list requirements. The Federal Trade Commission has amended its rules to provide for a national “do not call” registry. Under these new federal regulations, consumers may begin to have their phone numbers added to the national “do not call” registry beginning in July 2003. In September 2003, telemarketers will have access to the registry and will be required to scrub their call lists against the national “do not call” registry at least once every 90 days. A telemarketer may call a consumer with whom it has an established business relationship for up to 18 months after the consumer’s last purchase, delivery or payment even if the consumer’s name is on the national “do not call” registry. A company may also call a consumer for up to three months after the consumer makes an inquiry or submits an application to the company. In addition, if a consumer asks a company not to call, the company may not call even if there is an established business relationship.

      The federal Consumer Product Safety Commission and various state regulatory agencies are considering new rules relating to fire retardancy standards for the bedding industry. The State of California plans to adopt, effective in the year 2004, new fire retardancy standards that have not yet been finally defined. If adopted, such new rules may adversely affect our costs, manufacturing processes and materials. We are developing product solutions that are intended to enable us to meet the new standards. Because the new standards have not been finally determined, however, no assurance can be given that our solutions will enable us to meet the new standards. We expect that any required product modifications will add cost to our product.

      A portion of our net sales consists of refurbished products that are assembled in part from components returned to us from customers. These refurbished products must be properly labeled and marketed as refurbished products under applicable state laws. Our sales of refurbished products are limited to approximately 24 states, as the balance of the states do not allow the sale of refurbished bedding products.

      We believe we are in substantial compliance with each of these governmental regulations.

Information Systems

      We use technology to support our business and reduce operating costs, enhance our customer experience and provide information to manage our business. We use technology platforms from market leaders such as Oracle, Microsoft, Dell, Sun and Cisco to run both packaged applications and internally developed systems. We have purchased upgraded replacements for the majority of our technology infrastructure over the past several years as equipment has come off of lease.

      Our major systems include an in-store point of sale (POS), a retail portal system, direct marketing and customer service in-bound/out-bound telemarketing systems, e-commerce systems, retail partners support systems and Oracle ERP systems. Our in-store retail systems include one or two POS systems in each store, based on sales volume. The POS terminals are connected via a secured Internet connection back to our enterprise systems. That same communication connection is used to provide the stores with access to store productivity and reporting systems via our retail portal. The retail, direct marketing, customer service, e-commerce and retail partner applications are interfaced together to provide a fully integrated view of our customer and their activities across sales channels. Our Oracle based ERP applications include modules in support of our finance, human resources and manufacturing operations. We are currently upgrading our Oracle applications to the 11i version to provide significantly more flexibility, functionality and productivity cost savings.

      We use a combination of primarily internal employees, supplemented by consultants and contractors, to deliver and maintain our technology systems and assets. Outsourcing is occasionally used for cost effectiveness or strategic reasons. We have a tested disaster recovery plan in place.

Employees

      At December 28, 2002, we employed 1,805 persons, including 1,046 retail store employees, 54 direct marketing sales employees, 66 customer service employees, 273 manufacturing employees, 181 home delivery employees and 185 management and administrative employees. Approximately 164 of our employees were employed on a part-time basis at December 28, 2002. Except for managerial employees and professional support staff, all of our employees are paid on an hourly basis plus commissions for sales associates. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Legal Proceedings

      In June 1999, we and certain of our former officers and directors were named as defendants in a class action lawsuit filed in U.S. District Court in Minnesota. The suit, filed on behalf of purchasers of our common stock between December 4, 1998 and June 7, 1999, alleges that we and the named former directors and officers failed to disclose or misrepresented certain information concerning our company in violation of federal securities laws. We believe that the suit is without merit and have vigorously defended the matter.

      We have consented to a settlement of this litigation negotiated by our insurance carrier. The settlement is covered by insurance and involves no cash or other payment obligation by us, and no admission of liability or wrongdoing by us. The settlement will not have any impact on our results of operations or financial condition. On February 28, 2003, the settlement agreement received final approval from the U.S. District Court for the District of Minnesota.

      We are involved in other various claims, legal actions, sales tax disputes and other complaints arising in the ordinary course of business. In the opinion of management, any losses that may occur from these other matters are adequately covered by insurance or are provided for in our consolidated financial statements and the ultimate outcome of these other matters will not have a material effect on our consolidated financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors are as follows:

		Sleep
Name	Age	Number	Position

William R. McLaughlin	46	55	Director, President and Chief Executive Officer
Keith C. Spurgeon	48	90	Senior Vice President, Sales
Noel F. Schenker	49	35	Senior Vice President, Marketing and New Business Development
Gregory T. Kliner	65	35	Senior Vice President, Operations
James C. Raabe	42	25	Senior Vice President and Chief Financial Officer
Mark A. Kimball	44	35	Senior Vice President, Human Resources and Legal, General Counsel and Secretary
Michael J. Thyken	41	45	Senior Vice President and Chief Information Officer
Tracey T. Breazeale	36	25	Senior Vice President, Special Projects
Patrick A. Hopf(1)	53	35	Chairman of the Board
Thomas J. Albani(2)	60	90	Director
Christopher P. Kirchen(3)	60	35	Director
David T. Kollat(2)	64	40	Director
Michael A. Peel(2)	53	45	Director
Trudy A. Rautio(3)	50	45	Director
Ervin R. Shames(2)(1)	62	35	Director
Jean-Michel Valette(3)	42	35	Director

(1)	Member of the Corporate Governance and Nominating Committee

(2)	Member of the Compensation Committee

(3)	Member of the Audit Committee

      William R. McLaughlin joined our company in March 2000 as President and Chief Executive Officer. From December 1988 to March 2000, Mr. McLaughlin served as an executive of PepsiCo Foods International, Inc., a snack food company and subsidiary of PepsiCo, Inc., in various capacities, including from September 1996 to March 2000 as President of Frito-Lay Europe, Middle East and Africa, and from June 1993 to June 1996 as President of Grupo Gamesa, S.A. de C.V., a cookie and flour company based in Mexico.

      Keith C. Spurgeon joined our company as Senior Vice President, Sales in February 2002. From September 2000 to February 2002, Mr. Spurgeon served as an independent business consultant. From 1996 to September 2000, he was Chairman of the Board and Chief Executive Officer of Zany Brainy, Inc., a retailer of educational toys and books for children. Zany Brainy filed for Chapter 11 bankruptcy protection in May 2001. He served as Vice President-Asia/ Australia at Toys “R” Us, Inc. from 1991 to 1996 after holding various management positions from 1986 to 1991. Mr. Spurgeon began his career at Jewel Food Stores.

      Noel F. Schenker joined our company as Senior Vice President, Marketing and New Business Development in November 2000. Ms. Schenker served as Senior Vice President of Marketing and Strategic Planning at Rollerblade, Inc., a sporting goods company, from 1992 to 1996, and as an independent consultant from 1996 to 2000. She was with The Pillsbury Company from 1981 to 1992, serving as Vice President of Marketing for the Green Giant business.

      Gregory T. Kliner joined our company as Senior Vice President, Operations in August 1995. From October 1986 to August 1995, Mr. Kliner served as Director of Operations of the Irrigation Division for The Toro Company, a manufacturer of lawn care, snow removal products and irrigation systems.

      James C. Raabe has served as Senior Vice President and Chief Financial Officer since April 1999. From September 1997 to April 1999, Mr. Raabe served as our Controller. From May 1992 to September 1997, he served as

Vice President — Finance of ValueRx, Inc., a pharmacy benefit management provider. Mr. Raabe held various positions with KPMG LLP from August 1982 to May 1992.

      Mark A. Kimball has served as Senior Vice President, Human Resources and Legal, General Counsel and Secretary since July 2000. From May 1999 to July 2000, Mr. Kimball served as our Senior Vice President, Chief Administrative Officer, General Counsel and Secretary. For more than five years prior to joining us, Mr. Kimball was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP practicing in the area of corporate finance.

      Michael J. Thyken has served as Senior Vice President and Chief Information Officer since July 2001. From July 2000 to July 2001, Mr. Thyken served as Vice President and Chief Information Officer. During 1999, he was Group Director of Application Development at Jostens, a manufacturer of scholastic recognition products. From 1994 to 1999, Mr. Thyken was Director of Technical Services for Target Stores, then a division of Dayton Hudson Corporation, a department store retailer. From 1984 to 1994, Mr. Thyken served in various positions with IBM Corporation.

      Tracey T. Breazeale has served as Senior Vice President, Special Projects since February 2001. From July 1999 to February 2001, Ms. Breazeale served as our Senior Vice President of Strategic Planning and Branding. In February 2001, Ms. Breazeale’s work schedule was reduced to 25% of full time and her title was changed to Senior Vice President, Special Projects. She was with the Boston Consulting Group from October 1993 to July 1999, initially as a consultant and the last three years as a manager, where Ms. Breazeale specialized in strategic and marketing oriented projects for retail and consumer product companies.

      Patrick A. Hopf has served as Chairman of the Board of Directors since April 1999 and has served as a member of our board of directors since December 1991. Mr. Hopf also served as our Chairman of the Board of Directors from August 1993 to April 1996. Since April 2002, Mr. Hopf has been the President of Symmetry Growth Capital LLC, a venture capital firm. From August 1988 to February 2002, he was President of St. Paul Venture Capital, Inc., a venture capital firm, and from February 2002 to December 2002, he was Executive Vice President of St. Paul Venture Capital, Inc. From August 1988 to January 1999, Mr. Hopf served as Vice President of St. Paul Fire and Marine Insurance Company. Mr. Hopf also serves as a director of a number of privately held companies.

      Thomas J. Albani has served as a member of our board of directors since February 1994. Mr. Albani served as President and Chief Executive Officer of Electrolux Corporation, a manufacturer of premium floor care machines, from June 1991 to May 1998. From September 1984 to April 1989, he was employed by Allegheny International Inc., a home appliance manufacturing company, in a number of positions, most recently as Executive Vice President and Chief Operating Officer. Mr. Albani also serves as a director of Igloo Products Corporation.

      Christopher P. Kirchen has served as a member of our board of directors since December 1991. Mr. Kirchen is currently Managing General Partner of BEV Capital, a venture capital partnership that he co-founded in March 1997. From 1986 to December 2002, he was a General Partner of Consumer Venture Partners, a former investor in our company. Mr. Kirchen also serves as a director of a number of privately held companies.

      David T. Kollat has served as a member of our board of directors since February 1994. Mr. Kollat has served as President and Chairman of 22 Inc., a research and consulting company for retailers and consumer goods manufacturers, since 1987. From 1976 until 1987, he served in various capacities for The Limited, a women’s apparel retailer, including Executive Vice President of Marketing and President of Victoria’s Secret Catalogue. Mr. Kollat also serves as a director of The Limited, Inc., Wolverine World Wide, Inc., Big Lots, Inc. and Cone Mills Corporation, as well as a number of privately held companies.

      Michael A. Peel has served as a member of our board of directors since February 19, 2003. Mr. Peel has served as Senior Vice President, Human Resources and Corporate Services of General Mills, Inc., a manufacturer and marketer of packaged consumer foods, since 1991. From 1977 to 1991, Mr. Peel served in various capacities for PepsiCo, Inc., including as Senior Vice President, Human Resources for PepsiCo Worldwide Foods from 1987 to 1991.

      Trudy A. Rautio has served as a member of our board of directors since December 2002. Ms. Rautio has served as Executive Vice President and Chief Financial Officer of Carlson Consumer Group, a division of Carlson Companies, Inc., a marketing, business and leisure travel and hospitality company, since 1997. From 1993 until 1997, she served in various capacities for Jostens, Inc., including as Senior Vice President Finance from 1994 until 1997. From 1982 until

1993, Ms. Rautio served in various capacities for The Pillsbury Company, including as Vice President Finance from 1992 until 1993.

      Ervin R. Shames has served as a member of our board of directors since April 1996. From April 1996 to April 1999, Mr. Shames served as our Chairman of the Board of Directors. Since January 1995, Mr. Shames has served as an independent management consultant to consumer goods and services companies, advising on management and marketing strategy. Since 1996, he has been a visiting lecturer at the University of Virginia’s Darden Graduate School of Business. From December 1993 to January 1995, he served as the Chief Executive Officer of Borden, Inc. and was President and Chief Operating Officer of Borden, Inc. from July 1993 until December 1993. Mr. Shames serves as a director of Online Resources Corporation and Choice Hotels.

      Jean-Michel Valette has served as a member of our board of directors since October 1994. Mr. Valette is an independent adviser to branded consumer companies. From August 1998 to May 2000, Mr. Valette served as President and Chief Executive Officer of Franciscan Estates, Inc., a Napa Valley winery. He was a Managing Director of Hambrecht & Quist LLC, an investment banking firm, from October 1994 to August 1998 and served as a Senior Analyst at Hambrecht & Quist LLC from November 1992 to October 1994. Hambrecht & Quist LLC was one of the underwriters of our initial public offering. Mr. Valette also serves as a director of The Boston Beer Company, Peet’s Coffee and Tea, Inc. and Golden State Vintners, Inc., as well as a number of privately held companies.

Board Composition

      Our board of directors is divided into three classes, each of whose members serve for a staggered three-year term. The terms of Patrick A. Hopf, Trudy A. Rautio and Ervin R. Shames expire at our 2003 annual meeting of shareholders. The terms of Thomas J. Albani, David T. Kollat and William R. McLaughlin expire at our 2004 annual meeting of shareholders. The terms of Christopher P. Kirchen, Michael A. Peel and Jean-Michel Valette expire at our 2005 annual meeting of shareholders.

Board Committees

      Our board of directors has an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

      The Audit Committee provides assistance to our board of directors in satisfying its fiduciary responsibilities relating to our accounting, auditing, operating and reporting practices, and reviews our annual financial statements, the selection and work of our independent certified public accountants and the adequacy of internal controls for compliance with corporate policies and directives. The Audit Committee consists of Messrs. Valette and Kirchen and Ms. Rautio. The Audit Committee met or took action by written consent on six occasions during 2002.

      The Compensation Committee reviews general programs of compensation and benefits for all of our employees, makes recommendations to our board of directors concerning such matters as compensation to be paid to our officers and directors, and administers our stock option and incentive plans, pursuant to which stock options and other incentive awards may be granted to eligible employees, officers, directors and consultants. The Compensation Committee consists of Messrs. Albani, Kollat, Peel and Shames. The Compensation Committee met on three occasions during 2002.

      The Corporate Governance and Nominating Committee develops and recommends Corporate Governance Principles to our board of directors to govern our board, its committees, our company and our employees, identifies and recommends to our board individuals qualified to become members of our board, and develops and oversees the annual board and board committee evaluation process. The Corporate Governance and Nominating Committee consists of Messrs. Hopf and Shames. The Corporate Governance and Nominating Committee met on four occasions during 2002.

Director Compensation

      All of our non-employee directors receive an annual retainer of $25,000, each committee chair receives additional compensation of $5,000 per year and each member of the Audit Committee receives additional compensation of $5,000 per year.

      Each of our newly elected non-employee directors is eligible for an initial grant of options to purchase 20,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. These initial options become exercisable in equal monthly increments over a 24-month period, so long as the director remains a director of our company. After the vesting of this initial grant, each of our non-employee directors is eligible for an annual grant, subject to action by our board of directors and coincident with the annual meeting of shareholders, of options to purchase 10,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of the annual meeting of shareholders. These annual options become exercisable in equal monthly increments over a 36-month period, so long as the director remains a director of our company. All of the options granted to our directors remain exercisable for a period of up to 10 years after the date of grant, subject to continuous service on our board of directors.

      All of our directors are reimbursed for travel expenses for attending meetings of our board of directors and any board committees.

      Our directors who are our employees do not receive additional compensation for their services as directors.

CERTAIN TRANSACTIONS

Director Relationships

      Patrick A. Hopf, our Chairman of the Board of Directors, was an Executive Vice President of St. Paul Venture Capital, Inc. from February 2002 to December 2002. Mr. Hopf was a Managing Member of St. Paul Venture Capital IV, LLC from January 1997 to December 2002 and St. Paul Venture Capital V, LLC from January 1999 to December 2002, and a Managing Director of SPVC Management VI, LLC, the Managing Member of St. Paul Venture Capital VI, LLC from October 2000 to December 2002. St. Paul Venture Capital IV, LLC, St. Paul Venture Capital V, LLC, St. Paul Venture Capital VI, LLC, St. Paul Venture Capital Affiliates Fund I, LLC (each of which funds is managed by St. Paul Venture Capital, Inc.) and St. Paul Fire and Marine Insurance Co. (whose holdings are managed by St. Paul Venture Capital, Inc.) are significant shareholders of ours, and various St. Paul entities are selling shareholders in this offering. Mr. Hopf has a continuing financial interest in the St. Paul funds.

      Christopher P. Kirchen, a member of our board of directors, was a general partner of Consumer Venture Associates II, L.P., which is the general partner of Consumer Venture Partners II, L.P., a former significant shareholder of ours.

Registration Rights Agreement

      Several holders of our common stock and warrants to purchase shares of our common stock, including certain directors and holders of more than 5% of our common stock, have demand and incidental registration rights covering certain such shares held by them pursuant to a Registration Rights Agreement dated June 6, 2001 among us and the other parties thereto.

Private Placement of 8% Senior Secured Convertible Notes and Warrants

      In June 2001, we completed a private placement of 8% senior secured convertible notes in the aggregate principal amount of $11.0 million, convertible into an aggregate of 11.0 million shares of our common stock, together with warrants to purchase an aggregate of 4.4 million shares of our common stock at an exercise price of $1.00 per share. St. Paul Venture Capital VI, LLC purchased $4.1 million of the 8% senior secured convertible notes. BWSJ Corporation, a company in which William R. McLaughlin has an ownership interest, purchased $1.0 million of the notes. Three of our independent directors, including Thomas J. Albani, Ervin R. Shames and Jean-Michel Valette, each purchased $50,000 of the notes. All of these notes were automatically converted into shares of our common stock in June 2002.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth information as of March 28, 2003 regarding the beneficial ownership of our common stock by:

•	All persons known by us to own beneficially greater than 5% of our outstanding common stock;

•	Each shareholder selling shares in this offering;

•	Our President and Chief Executive Officer and each of the four next most highly compensated executive officers during 2002;

•	Each of our directors; and

•	All of our directors and executive officers as a group.

      The information has been adjusted to reflect the sale of our common stock in this offering. The information assumes no exercise of the underwriters’ over-allotment option.

      Information with respect to beneficial ownership has been furnished by each director, officer or greater than 5% shareholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o Select Comfort Corporation, 6105 Trenton Lane North, Minneapolis, MN 55442.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days of March 28, 2003. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the sole purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Beneficial Ownership			Beneficial Ownership
	Before Offering		Shares	After Offering
			to be
Name of Beneficial Owner	Shares	Percent	Sold	Shares	Percent

The St. Paul Companies, Inc. (1)	12,967,592	38.7%	4,000,000	8,967,592	26.4%
St. Paul Fire and Marine Insurance Company(2)	12,967,317	38.7%	3,999,915	8,967,402	26.4%
St. Paul Venture Capital IV, LLC (3)	339,026	1.1%	104,883	234,143	*
St. Paul Venture Capital V, LLC (4)	1,857,172	5.8%	574,545	1,282,627	4.0%
St. Paul Venture Affiliates Fund I, LLC (5)	275	*	85	190	*
St. Paul Venture Capital VI, LLC (6)	5,749,444	17.7%	1,778,679	3,970,765	12.1%
NorthBay Partners, L.L.C. (7)	1,735,000	5.6%	0	1,735,000	5.5%
Renaissance US Growth Investment Trust PLC (8)	500,000	1.6%	200,000	300,000	1.0%
BFS US Special Opportunities Trust PLC (9)	600,000	1.9%	200,000	400,000	1.3%
William R. McLaughlin (10)	694,820	2.2%	0	694,820	2.2%
Mark A. Kimball (11)	264,200	*	0	264,200	*
Gregory T. Kliner (12)	217,922	*	0	217,922	*
Noel F. Schenker (13)	163,391	*	0	163,391	*
Keith C. Spurgeon (14)	31,729	*	0	31,729	*
Tracy T. Breazeale (15)	142,560	*	0	142,560	*
James C. Raabe (16)	180,161	*	0	180,161	*
Michael Thyken (17)	139,405	*	0	139,405	*
Patrick A. Hopf (18)	145,916	*	0	145,916	*
Thomas J. Albani (19)	132,039	*	0	132,039	*
Christopher P. Kirchen (20)	272,929	*	0	272,929	*
David T. Kollat (21)	92,039	*	0	92,039	*
Michael A. Peel (22)	2,500	*	0	2,500	*
Trudy A. Rautio (23)	4,167	*	0	4,167	*
Ervin R. Shames (24)	339,444	1.1%	0	339,444	1.1%
Jean-Michel Valette (25)	115,544	*	0	115,544	*
All directors and executive officers as a group (16 persons) (26)	2,938,766	8.9%	0	2,938,766	8.8%

(1)	Includes 4,886,022 shares held by St. Paul Fire and Marine Insurance Company, 321,017 shares held by St. Paul Venture Capital IV, LLC, 955,900 shares held by St. Paul Venture Capital V, LLC, 4,100,000 shares held by St. Paul Venture Capital VI, LLC, 275 shares held by St. Paul Venture Capital Affiliates Fund I, LLC and 37,900 shares held by Symmetry Growth Capital LLC. Includes (i) 97,753 shares issuable upon exercise of outstanding warrants held by St. Paul Fire and Marine Insurance Company, (ii) 18,009 shares issuable upon exercise of outstanding warrants and options held by St. Paul Venture Capital IV, LLC, (iii) 174,000 shares issuable upon exercise of outstanding options held by St. Paul Venture Capital V, LLC, (iv) 727,272 shares issuable upon conversion of a convertible debenture held by St. Paul Venture Capital V, LLC and (v) 1,649,444 shares issuable upon exercise of outstanding warrants and options held by St. Paul Venture Capital VI, LLC. The St. Paul Companies, Inc. own all of the issued and outstanding shares of capital stock of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company owns 99% of the membership interest in St. Paul Venture Capital IV, LLC, St. Paul Venture Capital V, LLC and St. Paul Venture Capital VI, LLC and 97.5% of the membership interests in Symmetry Growth Capital LLC. The address of The St. Paul Companies, Inc. is 385 Washington Street, St. Paul, MN 55102.

(2)	Includes 4,886,022 shares held by St. Paul Fire and Marine Insurance Company, 321,017 shares held by St. Paul Venture Capital IV, LLC, 955,900 shares held by St. Paul Venture Capital V, LLC, 4,100,000 shares held by St. Paul Venture Capital VI, LLC and 37,900 shares held by Symmetry Growth Capital LLC. Includes (i) 97,753 shares issuable upon exercise of outstanding warrants held by St. Paul Fire and Marine Insurance Company, (ii) 18,009 shares issuable upon exercise of outstanding warrants and options held by St. Paul Venture Capital IV, LLC, (iii) 174,000 shares issuable upon exercise of outstanding options held by St. Paul Venture Capital V, LLC, (iv) 727,272 shares issuable upon conversion of a convertible debenture held by St. Paul Venture Capital V, LLC and (v) 1,649,444 shares issuable upon exercise of outstanding warrants and options held by St. Paul Venture Capital VI, LLC. The St. Paul Companies, Inc. own all of the issued and outstanding shares of capital stock of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company owns 99% of the membership interest in St. Paul Venture Capital IV, LLC, St. Paul Venture Capital V, LLC and St. Paul Venture Capital VI, LLC and 97.5% of the membership interests in Symmetry Growth Capital LLC. See footnote (1). The address of St. Paul Fire and Marine Insurance Co. is 385 Washington Street, St. Paul, MN 55102.

(3)	Includes 18,009 shares issuable upon exercise of outstanding options and warrants. The St. Paul Companies, Inc. owns all of the issued and outstanding shares of capital stock of St. Paul Fire and Marine Insurance Co. St. Paul Fire and Marine Insurance Co. owns 99% of the membership interests in St. Paul Venture Capital IV, LLC. See footnote (1). The address of St. Paul Venture Capital IV, LLC is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.

(4)	Includes 174,000 shares issuable upon exercise of outstanding options and 727,272 shares issuable upon conversion of a convertible subordinated debenture. The St. Paul Companies, Inc. owns all of the issued and outstanding shares of capital stock of St. Paul Fire and Marine Insurance Co. St. Paul Fire and Marine Insurance Co. owns 99% of the membership interests in St. Paul Venture Capital V, LLC. See footnote (1). The address of St. Paul Venture Capital V, LLC is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.

(5)	The St. Paul Companies, Inc. owns all of the issued and outstanding shares of capital stock of St. Paul Fire and Marine Insurance Co. St. Paul Fire and Marine Insurance Co. owns 99% of the membership interests in St. Paul Venture Capital Affiliates Fund I, LLC. See footnote (1). The address of St. Paul Venture Capital Affiliates Fund I , LLC is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.

(6)	Includes 1,649,444 shares issuable upon exercise of outstanding options and warrants. The St. Paul Companies, Inc. owns all of the issued and outstanding shares of capital stock of St. Paul Fire and Marine Insurance Co. St. Paul Fire and Marine Insurance Co. owns 99% of the membership interests in St. Paul Venture Capital VI, LLC. See footnote (1). The address of St. Paul Venture Capital VI, LLC is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.

(7)	Based on a Schedule 13G dated September 27, 2002 as filed with the Securities and Exchange Commission on March 3, 2003. Includes 433,750 outstanding shares held by NorthBay Opportunities, L.P. and 1,301,250 outstanding shares held by NorthBay International Opportunities Ltd. Mr. Roth and Mr. Stark are the sole members of NorthBay Partners, L.L.C., which serves as (i) the managing member of NorthBay International Management, LLC, the investment manager of NorthBay International Opportunities, Ltd., and (ii) the managing member of NorthBay International Management, LLC, the managing general partner of NorthBay International Opportunities Ltd. Mr. Roth and Mr. Stark have sole voting and dispositive power and disclaim beneficial ownership over the Select Comfort shares held by NorthBay Opportunities, L.P. and NorthBay International Opportunities Ltd. The address of NorthBay Partners, L.L.C. is 3600 South Lake Drive, St. Francis, WI 53235.

(8)	Includes 200,000 shares issuable upon exercise of an outstanding warrant that Renaissance intends to exercise in connection with this offering. Russell Cleveland has sole voting and dispositive power over the shares held by Renaissance US Growth Investment Trust PLC. The address of Renaissance US Growth Investment Trust PLC is 8080 North Central Expressway, Suite 210-LB 59, Dallas, TX 75206.

(9)	Includes 200,000 shares issuable upon exercise of an outstanding warrant that BFS intends to exercise in connection with this offering. Russell Cleveland has sole voting and dispositive power over the shares held by BFS US Special Opportunities Fund PLC. The address of BFS US Special Opportunities Fund PLC is 8080 North Central Expressway, Suite 210-LB 59, Dallas, TX 75206.

(10)	Includes 645,834 shares issuable upon exercise of outstanding options. Does not include 1,000,000 outstanding shares and 400,000 shares issuable upon exercise of an outstanding warrant held by BWSJ Corporation, for which Mr. McLaughlin serves as a director and is a shareholder.

(11)	Includes 235,722 shares issuable upon exercise of outstanding options.

(12)	Includes 207,534 shares issuable upon exercise of outstanding options.

(13)	Includes 108,522 shares issuable upon exercise of outstanding options. Also includes 25,000 shares issued pursuant to a restricted stock grant.

(14)	Includes 31,250 shares issuable upon exercise of outstanding options.

(15)	Includes 133,639 shares issuable upon exercise of outstanding options.

(16)	Includes 139,722 shares issuable upon exercise of outstanding options.

(17)	Includes 122,834 shares issuable upon exercise of outstanding options.

(18)	Includes 1,216 shares held by Mr. Hopf’s wife and children. Also includes 37,900 shares beneficially owned by Symmetry Growth Capital LLC, of which Mr. Hopf is the President. Mr. Hopf’s address is 775 Prairie Center Drive, Suite 210, Eden Prairie, Minnesota 55344.

(19)	Includes 44,444 shares issuable upon exercise of outstanding options and warrants.

(20)	Includes 24,444 shares issuable upon exercise of outstanding options.

(21)	Includes 61,944 shares issuable upon exercise of outstanding options.

(22)	Includes 2,500 shares issuable upon exercise of outstanding options.

(23)	Includes 4,167 shares issuable upon exercise of outstanding options.

(24)	Includes 139,444 shares issuable upon exercise of outstanding options and warrants held by Mr. Shames and 100,000 shares issuable upon exercise of outstanding options held by Louise G. Shames, Trustee of the Ervin R. Shames Estate Reduction Family Trust U/A dated October 30, 1997.

(25)	Includes 44,444 shares issuable upon exercise of outstanding options and warrants.

(26)	Includes an aggregate of 2,046,444 shares issuable upon exercise of outstanding options and warrants held by officers and directors. Also includes shares beneficially owned by Symmetry Growth Capital LLC.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 95,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our restated articles of incorporation and restated bylaws, as well as the Minnesota Business Corporation Act.

Common Stock

      As of March 28, 2003, there were 30,875,904 shares of our common stock issued and outstanding, held of record by approximately 203 shareholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and are not entitled to cumulate votes. Subject to preferences that may be applicable to any outstanding shares of undesignated preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of the outstanding shares of undesignated preferred stock. The holders of our common stock have no preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable.

Undesignated Preferred Stock

      As of the date of this prospectus, no shares of undesignated preferred stock were issued and outstanding. Under Minnesota law, no action by our shareholders is necessary, and only action by our board of directors is required, to authorize the issuance of any of the shares of undesignated preferred stock. Subject to certain limitations, our board of directors is empowered to establish and to designate the name of each class or series of the shares of undesignated preferred stock and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive conversion and voting rights and preferences). Our board of directors can issue shares of such class or series to, among other individuals, the holders of another class or series of undesignated preferred stock or to the holders of our common stock. Accordingly, our board of directors, without shareholder approval, could issue undesignated preferred stock with dividend, voting and conversion rights that could adversely affect the rights of the holders of common stock. The undesignated preferred stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of our common stock, to acquire control of our company with a view to effecting a merger, sale or exchange of assets or a similar transaction. We have no present plans to issue any shares of undesignated preferred stock.

Options and Warrants

      As of March 28, 2003, we had outstanding options to purchase an aggregate of 5,710,349 shares of common stock at a weighted average exercise price of $5.49 per share, 3,128,100 of which were exercisable as of such date. The remaining average contractual life of the outstanding options is 7.4 years and the expiration dates of such options range from June 2003 to January 2013. As of March 28, 2003, we had outstanding warrants to purchase an aggregate of 4,721,731 shares of common stock at a weighted average exercise price of $1.18 per share, all of which were exercisable as of such date. The remaining average contractual life of the outstanding warrants is 6.9 years and the expiration dates of such warrants range from May 2004 to June 2011. All outstanding options and warrants provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure. Certain of the outstanding warrants provide for antidilution adjustments if we sell any shares of capital stock or securities exercisable for or convertible into shares of capital stock for less than the exercise price of the warrants. Holders of the outstanding warrants have certain demand and incidental registration rights with respect to the shares issuable upon exercise of the warrants. See “— Registration Rights.”

Registration Rights

      The holders of outstanding shares of common stock purchased in our Series B, C, D and E preferred stock financings and our 1996 and 1997 bridge loan financings completed prior to the initial public offering of our common stock and our 2001 convertible note financing are entitled to “piggyback” and demand rights with respect to the registration of such shares under the Securities Act of 1933 pursuant to a registration rights agreement. In addition, warrants to purchase an aggregate of 3,733,912 shares of common stock and debentures convertible into an aggregate of 727,272 shares of common stock are entitled to “piggyback” and demand rights with respect to the registration of such shares under the Securities Act of 1933 pursuant to a registration rights agreement. Under the registration rights agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these rights are entitled to notice of the registration and to include all or a portion of their registrable shares in the registration. Additionally, such holders are entitled to demand rights pursuant to which they may require us to file one or more registration statements under the Securities Act covering all or a portion of their registrable shares. The holder of a warrant to purchase an additional 922,819 shares of common stock that was issued after the entering into of the registration rights agreement described above is entitled to “piggyback” but not demand registration rights. Therefore, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holder of this warrant or the registrable shares underlying this warrant is also entitled to notice of the registration and to include all or a portion of its registrable shares in the registration.

      All of these registration rights are subject to specified conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right to postpone the filing of any registration statement or not to include in any registration statement registrable securities that are freely tradable under Rule 144(k) under the Securities Act. In addition, the demand registration rights are subject to minimum aggregate offering amounts, $5,000,000 in the case of a Form S-1 and $500,000 in the case of a Form S-3 registration statement, and a minimum percentage of registrable securities that is required to assert the rights. Furthermore, we are not required to effect up to more than four demand registrations on Form S-3 during any 12 month period and up to four demand registrations on Form S-1. In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions. All of these registration rights either have been complied with or waived with respect to this offering. The registration rights held by the holders of 4,000,000 shares of common stock and warrants to purchase an aggregate of 400,000 shares of common stock will terminate upon the completion of this offering since such registrable shares will have been registered and sold by the holders in this offering.

Provisions with Potential Anti-Takeover Effect

      We are subject to the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions may eventually operate to deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of our common stock. In general, Section 302A.671 provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A “control share acquisition” is defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions. An “interested shareholder” is a person who is the beneficial owner, of 10% or more of the corporation’s voting stock. Reference is made to the detailed terms of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. Our restated articles of incorporation provide for a classified board of directors serving staggered terms of three years. In addition, shareholders are not entitled to cumulative voting in the election of directors and may not remove a director without cause. The restated articles of incorporation also require the approval of two-thirds of the outstanding voting power of the company entitled to vote in the event of any sale or merger of the company. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. The foregoing provisions of our restated articles of incorporation and the Minnesota Business Corporation Act may have the effect of deterring hostile takeovers or delaying changes in control of management of our company.

Limitation on Liability of Directors and Indemnification

      Our restated articles of incorporation limit the liability of our directors to the fullest extent permitted by the Minnesota Business Corporation Act. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain Minnesota securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by our restated articles of incorporation. We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for certain actions in their capacity as directors and officers. The Minnesota Business Corporation Act requires that we indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in our name. Reference is made to the detailed terms of the Minnesota indemnification statute, Section 302A.521 of the Minnesota Business Corporation Act, for a complete statement of such indemnification rights. Our restated articles of incorporation and our restated bylaws also require us to provide indemnification to the fullest extent of the Minnesota indemnification statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we are aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is Wells Fargo Bank Minnesota, N.A. based in Minneapolis, MN.

UNDERWRITING

General

      Thomas Weisel Partners LLC, U.S. Bancorp Piper Jaffray Inc., Adams, Harkness & Hill, Inc. and Craig-Hallum Capital Group LLC are acting as representatives of the underwriters in this offering. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from the selling shareholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares

Thomas Weisel Partners LLC
U.S. Bancorp Piper Jaffray Inc.
Adams, Harkness & Hill, Inc.
Craig-Hallum Capital Group LLC
Total	4,400,000

      The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

      The underwriting agreement provides that we and the selling shareholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

      Craig-Hallum Capital Group LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in August 2002. Since August 2002, Craig-Hallum has not acted as a lead manager, co-manager or member of the underwriting syndicate with respect to any filed public offerings of equity securities. Craig-Hallum does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

      Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2003.

Over-Allotment Option

      Some of the selling shareholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 660,000 additional shares of our common stock from such selling shareholders at the public offering price, less the underwriting discounts payable by such selling shareholders, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and at this price less a concession not in excess of $ per share of common stock to other dealers specified in a master agreement among underwriters that are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess of $          per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

      The following table summarizes the compensation to be paid to the underwriters by the selling shareholders and the proceeds, before expenses, payable to the selling shareholders:

Total

Without
		Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to selling shareholders

      We estimate that the expenses of this offering payable by us, exclusive of the underwriting discount, will be approximately $275,000.

Indemnification of Underwriters

      We and the selling shareholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

      The underwriters will require some of our directors, officers and shareholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus, other than gifts of our common stock provided that the donees agree to be bound by the foregoing terms, transfers of our common stock to trusts provided that the trustees agree to be bound by the foregoing terms and transactions relating to shares acquired in open market transactions after the completion of this offering.

      We have agreed that, for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, except for the shares of our common stock issuable upon exercise of options, warrants and convertible securities outstanding on the date of this prospectus and the shares of our common stock that are issued or options or other incentive awards that are granted under our employee benefit plans.

Nasdaq National Market Listing

      Our common stock is quoted on the Nasdaq National Market under the symbol “SCSS.”

Short Sales, Stabilizing Transactions and Penalty Bids

      In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short Sales

      Short sales involve sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are made in an amount not greater than the underwriters’ option to purchase additional shares from the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions

      The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids

      If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

      The transactions above may occur on the Nasdaq National Market, in the over-the-counter market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

Passive Market Making

      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

LEGAL MATTERS

      An opinion has been delivered by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota to the effect that the shares of our common stock being offered by this prospectus will, when sold as contemplated in this prospectus, be validly issued, fully paid and non-assessable. Various legal matters related to this offering will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

EXPERTS

      The consolidated financial statements and schedule of Select Comfort Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and for each of the years in the three-year period ended December 28, 2002, included in this prospectus have been so included in reliance upon the reports of KPMG LLP, independent accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the SEC). You may read and copy any reports, statements and other information we file with the SEC at the SEC’s public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC’s Internet site as part of the EDGAR database (http://www.sec.gov).

      We have filed with the SEC a registration statement on Form S-3 (including the exhibits and schedules thereto), as amended, under the Securities Act and the rules and regulations thereunder for the registration of our common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by the SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to incorporate by reference the information we file with them, which means:

•	Incorporated documents are considered part of this prospectus;

•	We can disclose important information to you by referring you to these documents; and

•	Information that we file with the SEC will automatically update and supercede this incorporated information.

      We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act:

•	Our annual report on Form 10-K for the fiscal year ended December 28, 2002;

•	Our current report on Form 8-K as filed with the SEC on April 16, 2003; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 30, 1998, including any amendment or reports filed for the purpose of updating such description.

      We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of this offering.

      You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You may request a copy of any of the filings referred to above (excluding exhibits) at no cost by contacting us at Select Comfort Corporation, 6105 Trenton Lane North, Minneapolis, MN 55442, (763) 551-7498.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Select Comfort Corporation:

      We have audited the accompanying consolidated balance sheets of Select Comfort Corporation and subsidiaries (the Company) as of December 28, 2002 and December 29, 2001 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Comfort Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Minneapolis, Minnesota

January 31, 2003

SELECT COMFORT CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 28, 2002 and December 29, 2001
(in thousands, except share and per share amounts)

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$27,176	$16,375
Marketable securities — current (note 2)	12,146	—
Accounts receivable, net of allowance for doubtful accounts of $340 and $311, respectively	3,270	2,623
Inventories (note 3)	8,980	8,086
Prepaid expenses	5,467	3,588
Deferred tax assets (note 8)	12,955	—

Total current assets	69,994	30,672

Marketable securities — non-current (note 2)	1,502	—
Property and equipment, net (note 4)	28,977	30,882
Deferred tax assets (note 8)	4,352	—
Other assets	3,506	5,882

Total assets	$108,331	$67,436

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt (note 6)	$11	$28
Accounts payable	16,508	15,216
Accruals:
Sales returns	3,181	3,624
Compensation and benefits	13,666	7,179
Taxes and withholding	2,779	3,032
Consumer prepayments	1,964	1,263
Other	5,120	4,069

Total current liabilities	43,229	34,411
Long-term debt, less current maturities (note 6)	2,991	17,109
Warranty costs	3,626	5,030
Other liabilities	3,970	4,114

Total liabilities	53,816	60,664

Shareholders’ equity (notes 6, 7 and 10):
Undesignated preferred stock; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 95,000,000 shares authorized, 30,727,101 and 18,302,307 shares issued and outstanding, respectively	307	183
Additional paid-in capital	92,184	81,687
Accumulated deficit	(37,976)	(75,098)

Total shareholders’ equity	54,515	6,772

Commitments and contingencies (notes 1, 5 and 11):
Total liabilities and shareholders’ equity	$108,331	$67,436

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000
(in thousands, except per share amounts)

	2002	2001	2000

Net sales	$335,795	$261,687	$270,077
Cost of sales (note 1)	125,796	107,210	115,601

Gross profit	209,999	154,477	154,476

Operating expenses:
Sales and marketing (note 1)	155,890	138,417	149,283
General and administrative	32,854	25,296	29,211
Store closings and asset impairments (note 4)	233	1,366	1,952

Total operating expenses	188,977	165,079	180,446

Operating income (loss)	21,022	(10,602)	(25,970)

Other income (expense):
Interest income	571	237	1,082
Interest expense (note 6)	(1,655)	(1,362)	(26)
Equity in loss of affiliate	—	—	(642)
Other, net	(198)	(339)	(66)

Other income (expense), net	(1,282)	(1,464)	348

Income (loss) before income taxes and extraordinary loss	19,740	(12,066)	(25,622)
Income tax (benefit) expense (note 8)	(17,762)	—	11,592

Income (loss) before extraordinary loss	37,502	(12,066)	(37,214)
Extraordinary loss from early extinguishment of debt, net of tax of $234 (note 6)	(380)	—	—

Net income (loss)	$37,122	$(12,066)	$(37,214)

Basic net income (loss) per share (note 9):
Income (loss) before extraordinary loss	$1.53	$(0.66)	$(2.09)
Extraordinary loss from early extinguishment of debt	(0.02)	—	—

Net income (loss) per share — basic	$1.51	$(0.66)	$(2.09)

Weighted average common shares — basic	24,549	18,157	17,848

Diluted net income (loss) per share (note 9):
Income (loss) before extraordinary loss	$1.10	$(0.66)	$(2.09)
Extraordinary loss from early extinguishment of debt	(0.01)	—	—

Net income (loss) per share — diluted	$1.09	$(0.66)	$(2.09)

Weighted average common shares — diluted	34,532	18,157	17,848

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000
(in thousands, except share amounts)

			Additional
			Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance at January 1, 2000	17,713,247	$177	$78,513	$(25,818)	$52,872
Exercise of common stock options (note 7)	44,515	1	136	—	137
Issuance of common stock warrants	—	—	278	—	278
Employee stock purchases (note 10)	204,927	2	525	—	527
Net loss	—	—	—	(37,214)	(37,214)

Balance at December 30, 2000	17,962,689	180	79,452	(63,032)	16,600

Exercise of common stock options (note 7)	694	—	1	—	1
Issuance of common stock warrants	—	—	1,868	—	1,868
Employee stock purchases (note 10)	338,924	3	366	—	369
Net loss	—	—	—	(12,066)	(12,066)

Balance at December 29, 2001	18,302,307	183	81,687	(75,098)	6,772

Exercise of common stock options (note 7)	166,238	2	279	—	281
Exercise of common stock warrants	1,046,344	10	(10)	—	—
Conversion of convertible debt (note 6)	11,000,000	110	9,382	—	9,492
Employee stock purchases (note 10)	212,212	2	846	—	848
Net income	—	—	—	37,122	37,122

Balance at December 28, 2002	30,727,101	$307	$92,184	$(37,976)	$54,515

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 28, 2002, December 29, 2001 and December 30, 2000
(in thousands)

	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$37,122	$(12,066)	$(37,214)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	9,194	9,570	8,390
Amortization of debt discount and deferred finance fees	1,279	512	19
Loss on disposal of assets and impaired assets	548	1,687	2,167
Deferred tax (benefit) expense	(17,307)	—	10,887
Change in operating assets and liabilities:
Accounts receivable	(647)	70	(1,637)
Inventories	(894)	2,926	640
Prepaid expenses	(1,879)	2,023	80
Other assets	1,441	(2,244)	535
Accounts payable	1,292	(2,055)	1,360
Accrued compensation and benefits	6,487	1,154	(182)
Other accruals and liabilities	(492)	(1,163)	4,669

Net cash provided by (used in) operating activities	36,144	414	(10,286)

Cash flows from investing activities:
Purchases of property and equipment	(7,802)	(4,859)	(12,084)
Investments in marketable securities	(24,780)	—	—
Proceeds from maturity of marketable securities	11,132	3,950	16,179
Investment in affiliate	—	—	(400)

Net cash (used in) provided by investing activities	(21,450)	(909)	3,695

Cash flows from financing activities:
Principal payments on long-term debt	(5,022)	(38)	(16)
Proceeds from issuance of common stock	1,129	370	664
Net proceeds from long-term debt	—	15,040	—

Net cash (used in) provided by financing activities	(3,893)	15,372	648

Increase (decrease) in cash and cash equivalents	10,801	14,877	(5,943)
Cash and cash equivalents, at beginning of year	16,375	1,498	7,441

Cash and cash equivalents, at end of year	$27,176	$16,375	$1,498

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Interest	$1,494	$182	$7
Income taxes	495	188	175
Non-cash impact of conversion of debt to equity	9,492	—	—

See accompanying notes to consolidated financial statements.

SELECT COMFORT CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)     Business and Summary of Significant Accounting Policies

Business

      Select Comfort Corporation and its wholly-owned subsidiaries (the Company) is the leading developer, manufacturer and marketer of premium quality, adjustable-firmness beds. The Company’s fiscal year ends on the Saturday closest to December 31.

Financial Statement Presentation

      Fiscal years 2002, 2001 and 2000 each had 52 weeks. Certain prior-year amounts have been reclassified to conform to the current-year presentation. In particular, the Company has elected to reclassify costs associated with delivery of its products to customers, from sales and marketing expense to cost of sales. As a result of this change in presentation, cost of sales increased and sales and marketing expenses decreased by $17,134,000 and $16,677,000 in 2001 and 2000, respectively. This change in classification does not affect operating income or net income.

Principles of Consolidation

      The consolidated financial statements include the accounts of Select Comfort Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

      Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company had $1,000,000 of its cash and cash equivalents securing a standby letter of credit at December 28, 2002.

Marketable Securities

      Investments with an original maturity of greater than 90 days are classified as marketable securities. Marketable securities include highly liquid investment grade debt instruments issued by the U.S. government and related agencies and municipalities and commercial paper issued by companies with investment grade ratings. The Company’s investments have an original maturity of up to 24 months. Marketable securities with a remaining maturity of greater than one year are classified as long-term.

Inventories

      Inventories include material, labor and overhead and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

      Property and equipment, carried at cost, are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease, 10 years or the date a store remodel is expected to be completed.

Other Assets

      Other assets include security deposits, patents, investments, trademarks, debt issuance costs and goodwill. Patents and trademarks are amortized using the straight-line method over periods ranging from 10 to 17 years. Debt issuance costs are amortized using the straight-line method over the term of the debt.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(1)     Business and Summary of Significant Accounting Policies — (Continued)

Fair Value of Financial Instruments

      The carrying value of cash and cash equivalents and accounts receivable approximate fair value because of the short-term maturity of those instruments. The fair value of long-term debt approximates carrying value based on the Company’s estimate of rates that would be available to it for debt of the same remaining maturities.

Stock Compensation

      The Company records compensation expense for option grants under its stock option plan if the current market value of the underlying stock at the grant date exceeds the stock option exercise price. Pro forma disclosure of the impact on net earnings (loss) of applying an alternative method of recognizing stock compensation expense over the vesting period based on the fair value of all stock-based awards on the date of grant is presented in Note 7. If the Company issues options to non-employees, compensation expense is recognized based on the fair market value method.

Research and Development Costs

      Costs incurred in connection with research and development are charged to expense as incurred. Research and development expense was $936,000, $1,086,000 and $889,000 in 2002, 2001 and 2000, respectively.

Pre-opening Costs

      Costs associated with the opening of new stores are expensed as incurred.

Advertising Costs

      The Company incurs advertising costs associated with print and broadcast advertisements. Such costs are charged to expense the first time the advertisement airs. Advertising expense was $39,477,000, $29,451,000 and $31,265,000 in 2002, 2001 and 2000, respectively.

Income Taxes

      The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against any portion of deferred tax assets when realization of the deferred tax asset is not considered more likely than not.

Earnings Per Share

      Basic earnings (loss) per share excludes dilution and is computed by dividing the net income (loss) attributable to common shareholders by the weighted average number of common shares during the period. Diluted earnings (loss) per share includes potentially dilutive common shares consisting of stock options and warrants determined by the treasury stock method and dilutive convertible securities.

Accounting Estimates and Critical Accounting Policies

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(1)     Business and Summary of Significant Accounting Policies — (Continued)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies consist of the following:

Revenue Recognition

      Revenue is recognized at the time of shipment to customers for products shipped with outside, third party carriers. Revenue is recognized at the time of delivery for products delivered through our company-controlled home delivery system. In both cases, revenue is recognized net of estimated returns.

Impairment of Long-lived Assets and Long-lived Assets to be Disposed of

      The Company reviews its long-lived assets, certain identifiable intangibles, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

      The Company reviews store assets for possible impairment considering such factors as estimated store cash flows, lease termination provisions, and opportunities to impact future store operating results.

      The test for goodwill impairment is a two-step process, and is performed on at least an annual basis. The first step is a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities.

      Beginning in 2002, the Company stopped amortizing goodwill according to SFAS Statement 142 “Goodwill and Other Intangible Assets.” As a result, no amortization expense for goodwill was recorded in 2002. The carrying value of goodwill as of December 28, 2002 was $2,850,000. In 2001 and 2000, the Company recorded goodwill amortization expense of $374,000 ($0.02 per share) and $22,000 ($0.00 per share), respectively.

Accrued Warranty Costs

      The Company provides a 20-year warranty on adjustable-firmness beds, the last 18 years of which are on a pro rated basis. Estimated warranty costs are expensed at the time of sale based on historical claims incurred by the Company. Actual warranty claim costs could differ from these estimates. The Company classifies as non-current those estimated warranty costs expected to be paid out in greater than one year. As of December 28, 2002, $3,626,000 of the accrued warranty costs was considered long-term. The activity in the accrued warranty liability account is as follows (in thousands):

		Additions
	Balance at	Charged to
	Beginning of	Costs and	Deductions	Balance at
	Year	Expenses	from Reserves	End of Year

2002	$6,287	$2,433	$3,540	$5,180
2001	7,181	2,708	3,602	6,287
2000	5,841	5,397	4,057	7,181

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(1)     Business and Summary of Significant Accounting Policies — (Continued)

Accrued Sales Returns

      Estimated sales returns are provided at the time of sale based upon historical sales returns. Returns are allowed by the Company for 30 nights following the sale.

New Accounting Pronouncements

      The Financial Accounting Standards Board has issued statement SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities.” Statement 146 revises the timing of when costs associated with an exit or disposal activity are recognized. This statement requires that an entity recognize the liability for a cost associated with an exit or disposal activity when the liability is incurred, rather than at the date of an entity’s commitment to an exit plan as was previously allowed. The Company will account for any exit or disposal activities after December 28, 2002 under SFAS 146.

(2)     Marketable Securities

      Securities classified as held to maturity, which consist of securities that management has the ability and intent to hold to maturity, are carried at amortized cost and are summarized as follows as of December 28, 2002 (in thousands):

	Effective	Amortized
	Interest Rate	Cost	Fair Value

Corporate securities	2.3%	$501	$501
U.S. government agencies	2.0	10,098	10,139
Commercial paper	1.4	3,049	3,052

		$13,648	$13,692

(3)     Inventories

      Inventories consist of the following (in thousands):

	December 28,	December 29,
	2002	2001

Raw materials	$2,669	$1,824
Work in progress	88	26
Finished goods	6,223	6,236

	$8,980	$8,086

(4)     Property and Equipment

      Property and equipment are summarized as follows (in thousands):

	December 28,	December 29,
	2002	2001

Leasehold improvements	$37,638	$36,551
Office furniture and equipment	4,083	3,496
Production machinery and computer equipment	25,827	21,256
Less accumulated depreciation and amortization	(38,571)	(30,421)

	$28,977	$30,882

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Store Closings and Asset Impairment Charges

      Store closings and write-off expense was $233,000, $1,029,000 and $565,000 in 2002, 2001 and 2000, respectively.

      In 2001 and 2000, the Company incurred charges of $337,000 and $1,387,000, respectively, related to the impairment of carrying values of certain non-store assets. In 2001, these charges related primarily to the write-off of unusable fixtures for merchandising of sleeper sofa products. In 2000, these charges included $741,000 related to asset write-offs resulting from the relocation of the Company’s headquarters and $646,000 related to the write-off of web site software design costs.

(5)     Leases

      The Company rents office and manufacturing space under four operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and building operating expenses. The Company also rents retail space under operating leases which, in addition to the minimum lease payments, require payment of percentage rents based upon sales levels. Rent expense was as follows (in thousands):

	2002	2001	2000

Minimum rents	$16,213	$16,069	$17,589
Percentage rents	3,085	1,561	1,835

Total	$19,298	$17,630	$19,424

Equipment rent	$1,913	$2,003	$1,587

      The aggregate minimum rental commitments under operating leases for subsequent years are as follows (in thousands):

2003	$15,641
2004	14,401
2005	13,452
2006	12,018
2007	9,019
Thereafter	11,988

$76,519

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(6)     Long-Term Debt

      Long-term obligations under notes and capital leases are as follows (in thousands, except share and per share amounts):

	December 28, 2002	December 29, 2001

8% senior subordinated convertible notes due June 2006 (the Notes). Face amount of $11,000 net of $925 debt discount in 2001, with interest payable annually. Convertible into 11,000,000 shares of common stock at the rate of $1.00 per share	$—	$10,075
12% senior secured debt due September 2006 (the Debt). Face amount of $5,000 net of $616 debt discount in 2001, with interest payable monthly	—	4,384
Non-interest bearing subordinated convertible debenture due November 2005. Face amount of $4,000 net of $1,009 debt discount, with an effective interest rate of 12% per annum. Convertible into 727,272 shares of common stock at the rate of $5.50 per share	2,991	2,645
Other	11	33

	3,002	17,137
Less current maturities	11	28

	$2,991	$17,109

The Notes were converted to 11,000,000 shares of common stock at the rate of $1.00 per share in 2002. The Debt was prepaid in 2002. All deferred financing costs were written off in connection with the early repayment of the Debt and have been reflected as an extraordinary loss.

      The aggregate maturities of long-term debt for subsequent years are as follows (in thousands):

2003	$11
2004	—
2005	4,000

$4,011

(7)     Shareholders’ Equity

Stock Options

      The Board of Directors has reserved 9,300,000 shares of common stock for options that may be granted to key employees, directors or others under the Company’s stock option plans. Options available for grant at December 28, 2002 were 1,365,846.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(7)     Shareholders’ Equity — (Continued)

      A summary of the changes in the Company’s stock option plans for each of the years in the three-year period ended December 28, 2002 is as follows:

		Weighted
		Average
	Shares	Exercise Price

Outstanding at January 1, 2000 (including 1,311,133 shares exercisable)	2,685,353	$9.92
Granted	1,307,700	4.64
Exercised	(44,515)	3.09
Canceled	(429,267)	9.44

Outstanding at December 30, 2000 (including 1,726,097 shares exercisable)	3,519,271	8.08
Granted	1,766,900	1.03
Exercised	(694)	1.01
Canceled	(628,453)	8.74

Outstanding at December 29, 2001 (including 2,034,877 shares exercisable)	4,657,024	5.32
Granted	952,600	3.26
Exercised	(166,238)	1.69
Canceled	(123,267)	3.97

Outstanding at December 28, 2002 (including 2,980,786 shares exercisable)	5,320,119	$5.09

      The following table summarizes information about options outstanding at December 28, 2002:

Options Outstanding				Options Exercisable

		Average Remaining	Weighted		Weighted
		Contractual Life	Average		Average
Range of Exercise Price	Shares	(years)	Exercise Price	Shares	Exercise Price

$0.45 - 1.00	398,887	7.79	$0.99	142,804	$0.97
1.01 - 2.75	2,107,216	8.59	1.75	898,538	1.64
2.76 - 7.00	1,798,796	6.52	5.22	1,164,224	5.23
7.01 - 14.00	398,245	6.40	8.38	368,245	8.28
14.01 - 28.63	616,975	6.28	16.69	406,975	17.33

$0.45 - 28.63	5,320,119	7.40	$5.09	2,980,786	$5.97

      No compensation cost has been recognized in the consolidated financial statements for employee stock option grants or the discount feature of the Company’s employee stock purchase plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock options and employee stock purchase plan under an alternative accounting method, the Company’s net income (loss) would have been adjusted as outlined below (in thousands, except per share amounts):

		2002	2001	2000

Net income (loss):	As reported	$37,122	$(12,066)	$(37,214)
	Pro forma	$34,593	$(15,239)	$(39,763)
Income (loss) per share — basic:	As reported	$1.51	$(0.66)	$(2.09)
	Pro forma	$1.41	$(0.84)	$(2.23)
Income (loss) per share — diluted:	As reported	$1.09	$(0.66)	$(2.09)
	Pro forma	$1.02	$(0.84)	$(2.23)

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(7)     Shareholders’ Equity — (Continued)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000

Expected dividend yield	0%	0%	0%
Expected stock price volatility	90%	90%	40%
Risk-free interest rate	2.0%	4.9%	5.9%
Expected life in years	3.6	3.5	3.6
Weighted-average fair value at grant date	$2.02	$0.34	$1.87

Warrants

      The Company has issued warrants to various holders with outstanding issuances at December 28, 2002 summarized below:

		Warrants
Warrant Type	Exercise Price	Outstanding	Expiration Date

2001 Senior Secured Convertible Notes Financing	1.00	3,380,000	6/6/11
2001 Senior Secured Debt Financing	1.02	922,819	9/26/06
Miscellaneous other warrants	1.20 - 5.56	562,256	5/17/04 - 6/6/11

	$1.00 - 5.56	4,865,075	5/17/04 - 6/6/11

      The warrants issued in conjunction with the Notes and Debt were valued at $1,100,000 and $600,000, respectively, and were reflected in additional paid-in capital in the statement of shareholders’ equity. The associated debt discount was amortized as interest expense over the term of the debt until the related debt was converted or was repaid (note 6).

      Miscellaneous other warrants consist of warrants issued to various parties in lieu of cash payments. The value of these warrants was recognized as compensation expense with an offset to shareholders’ equity utilizing the Black-Scholes pricing model with assumptions reflecting the market rates at the time of warrant issuance.

(8)     Income Taxes

      The (benefit) provision for income taxes consists of the following (in thousands):

	2002	2001	2000

Current:
Federal	$—	$—	$—
State	(340)	—	705

	(340)	—	705

Deferred:
Federal	(12,739)	—	10,397
State	(4,683)	—	490

	(17,422)	—	10,887

Income tax (benefit) expense	$(17,762)	$—	$11,592

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(8)     Income Taxes — (Continued)

      Effective tax rates differ from statutory federal income tax rates as follows:

	2002	2001	2000

Statutory federal income tax rate	35.0%	(35.0)%	(35.0)%
Change in valuation allowance	(123.3)	31.4	82.2
State income taxes, net of federal benefit	(1.8)	—	(1.1)
Other	0.1	3.6	(0.9)

	(90.0)%	0.0%	45.2%

      The tax effects of temporary differences that give rise to deferred tax assets at December 28, 2002 and December 29, 2001 are as follows (in thousands):

	2002	2001

Deferred tax assets:
Current:
Net operating loss carryforwards	$7,904	$—
Inventory, warranty and returns reserves	3,208	3,849
Allowance for doubtful accounts	129	118
Other	2,164	2,409
Long term:
Net operating loss carryforwards	29	15,662
Depreciation	3,765	2,624
Other	749	516

Total gross deferred tax assets	17,948	25,178
Valuation allowance	(641)	(25,178)

Total net deferred tax assets	$17,307	$—

      During 2002, the Company recorded a reduction in the valuation allowance of $24,537,000. The reduction in the valuation allowance follows the Company’s return to profitability as a result of cost restructuring efforts in 2000 and 2001 and an increase in sales in 2002. The Company believes that it is more likely than not that it will generate sufficient taxable income to utilize its deferred tax assets, including net operating loss carryforwards, within any applicable carryover periods.

      At December 28, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $20,900,000, of which $103,000 will expire between 2003 and 2006, with the remainder expiring between 2020 and 2021. The Company has recorded a valuation allowance of $641,000 for a capital loss carryforward that likely will not be utilized within its applicable carryforward period.

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(9)     Net Income (Loss) per Common Share

      The following computations reconcile net income (loss) per share-basic with net income (loss) per share-diluted (in thousands, except share and per share amounts).

	Net		Per Share
2002	Income	Shares	Amount

Basic EPS
Net income:	$37,122	24,549,459	$1.51

Effect of Dilutive Securities
Options	—	1,882,807
Common stock warrants	—	2,885,441
Convertible debt	563	5,214,286

Diluted EPS
Net income plus assumed conversions	$37,685	34,531,993	$1.09

	Net		Per Share
2001 and 2000	Loss	Shares	Amount

Basic and Diluted EPS
Net loss:
2001	$(12,066)	18,157,005	$(0.66)
2000	$(37,214)	17,848,375	$(2.09)

      The following is a summary of those securities outstanding during the respective periods which have been excluded from the calculations because the effect on net income (loss) per common share would not have been dilutive:

	2002	2001	2000

Options	1,870,220	4,657,024	3,519,271
Common stock warrants	40,000	6,124,529	1,344,378
Convertible debt	727,272	11,727,272	727,272

(10)     Employee Benefit Plans

Profit Sharing and 401(k) Plan

      Under the Company’s profit sharing and 401(k) plan eligible employees may defer up to 15% of their compensation on a pre-tax basis. Each year, the Company may make a discretionary contribution equal to a percentage of the employee’s contribution. During 2002, 2001 and 2000, the Company expensed $485,000, $119,000 and $487,000, respectively, relating to its contribution to the 401(k) plan. During 2002, the Company issued 81,778 shares for its discretionary contribution.

Employee Stock Purchase Plan

      Under the Company’s Employee Stock Purchase Plan, employees can purchase Company common stock at a discount of 15% based on the average price of the stock on the last business day of the offering period (calendar-quarter.) The Company issued 145,434, 338,924 and 204,927 shares during 2002, 2001 and 2000, respectively.

(11)     Commitments and Contingencies

      In June 1999, the Company and certain of its former officers and directors were named as defendants in a class action lawsuit filed in U.S. District Court in Minnesota. The suit, filed on behalf of purchasers of the Company’s

SELECT COMFORT CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(11)     Commitments and Contingencies — (Continued)

common stock between December 4, 1998 and June 7, 1999, alleges that the Company and the named former directors and officers failed to disclose or misrepresented certain information concerning the Company in violation of federal securities laws. The Company believes that the suit is without merit and has vigorously defended the matter.

      The Company has consented to a settlement of this litigation negotiated by the Company’s insurance carrier. The settlement is covered by insurance and involves no cash or other payment obligation by the Company and no admission of liability or wrongdoing by the Company. The settlement is not expected to have any impact on the Company’s results of operations or financial condition.

      On December 13, 2002, the settlement agreement received preliminary approval from the U.S. District Court for the District of Minnesota. The Court issued an order setting February 28, 2003 for a hearing for final approval of the settlement agreement. At the hearing for final approval, the Court will hear any objections to the settlement or its terms.

      The Company is involved in other various claims, legal actions, sales tax disputes and other complaints arising in the ordinary course of business. In the opinion of management, any losses that may occur from these other matters are adequately covered by insurance or are provided for in the consolidated financial statements and the ultimate outcome of these other matters will not have a material effect on the consolidated financial position or results of operations of the Company.

(12)	Summary of Quarterly Financial Data (unaudited)

      The following is a condensed summary of actual quarterly results for 2002 and 2001 (in thousands, except per share amounts):

2002	December	September	June	March

Net sales	$92,263	$85,056	$77,281	$81,195
Gross profit	57,679	54,141	47,941	50,238
Operating income	8,836	5,833	2,984	3,369
Income before extraordinary loss	8,091	23,604	2,563	3,244
Net income	7,711	23,604	2,563	3,244
Income per share before extraordinary loss — diluted	0.22	0.69	0.08	0.11
Net income per share — diluted	0.21	0.69	0.08	0.11

2001	December	September	June	March

Net sales	$69,341	$64,148	$62,742	$65,456
Gross profit	42,376	38,714	35,942	37,445
Operating income (loss)	1,659	603	(3,176)	(9,688)
Net income (loss)	1,065	227	(3,530)	(9,828)
Net income (loss) per share — diluted	$0.04	$0.01	$(0.19)	$(0.54)

THE SLEEP NUMBER BED
20 25 30 35 40 45 50 55 60 65 70

select comfort

5
6
4
2
1
7
3

SLEEP NUMBER® 5000 mattress, foundation, and Deluxe Sleep Number® Firmness Control System™

1. Durable, Double-Reinforced I-Beam Construction
The patented design allows the air chamber to adjust to the sleeper for more natural spinal alignment, while providing durability and strength.

2. Air Chamber
Made of vulcanized rubber, Select Comfort's heat-sealed air chambers are bonded with non-stretch cotton.

3. The Firmness Control System™
Together, the pump and digital remote control allow the sleeper to select their individual comfort level.

4. High-Density Foam Perimeter
The Sleep Number® bed's high-density foam provides support for the mattress edges and air chambers.

5. Pillowtop
The Pillowtop feature provides an added layer of luxury and comfort.

6. High-Quality Fabrics
Sleep Number® bed fabrics are top-quality Belgian Damasks. Resilient fiberfill quilted into the mattress covers provides extra loft.

7. Foundation
Select Comfort's foundation system includes interlocking panels and support beams for maximum structural integrity and support.

Shares

Common Stock

Thomas Weisel Partners LLC

U.S. Bancorp Piper Jaffray
Adams, Harkness & Hill, Inc.
Craig-Hallum Capital Group LLC

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The aggregate estimated expenses (except the SEC registration fee and NASD filing fee, which are actual expenses) to be paid by us in connection with this offering are as follows:

SEC registration fee	$3,611
NASD filing fee	4,963
Blue sky fees and expenses	10,000
Accounting fees and expenses	50,000
Legal fees and expenses	120,000
Printing expenses	65,000
Transfer agents’ fees	3,500
Miscellaneous	17,926
Total	$275,000

None of the expenses listed above will be borne by the selling shareholders.

Item 15.     Indemnification of Directors and Officers

      Minnesota Statutes, Section 302A.521 provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

      Our restated articles of incorporation and our restated bylaws also require us to provide indemnification to directors and officers to the fullest extent of the Minnesota indemnification statute.

      We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for certain actions in their capacity as directors and officers.

Item 16.     Exhibits

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement
4.1	*	Restated Articles of Incorporation of Select Comfort Corporation
4.2	*	Restated Bylaws of Select Comfort Corporation
4.3	*	Registration Rights Agreement dated June 6, 2001 among Select Comfort Corporation and the investors signatory thereto
4.4	*	Common Stock Purchase Warrant issued to Medallion Capital, Inc. under the Loan Agreement of September 28, 2001
5.1	*	Opinion of Oppenheimer Wolff & Donnelly LLP
23.1		Consent of KPMG LLP, Independent Auditors
23.2	*	Consent of Oppenheimer Wolff & Donnelly LLP
24.1	*	Power of Attorney

* Previously filed.

Item 17.     Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on April 17, 2003.

SELECT COMFORT CORPORATION

By:	/s/ WILLIAM R. MCLAUGHLIN

William R. McLaughlin
President and Chief Executive Officer
(principal executive officer)

      Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed as of April 17, 2003 by the following persons in the capacities indicated.

Name	Title

* Patrick A. Hopf	Chairman of the Board

/s/ WILLIAM R. MCLAUGHLIN William R. McLaughlin	President and Chief Executive Officer, Director (principal executive officer)

/s/ JAMES C. RAABE James C. Raabe	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)

* Thomas J. Albani	Director

* Christopher P. Kirchen	Director

* David T. Kollat	Director

* Michael A. Peel	Director

* Trudy A. Rautio	Director

Name	Title

* Ervin R. Shames	Director

Jean-Michel Valette	Director

/s/ WILLIAM R. MCLAUGHLIN William R. McLaughlin	Attorney-in-fact*

SELECT COMFORT CORPORATION

REGISTRATION STATEMENT ON FORM S-3

INDEX TO EXHIBITS

No.	Item	Method of Filing

1.1	Form of Underwriting Agreement	Previously filed.
4.1	Restated Articles of Incorporation of Select Comfort Corporation	Incorporated by reference to Exhibit 3.1 contained in Select Comfort’s Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (File No. 0-25121).
4.2	Restated Bylaws of Select Comfort Corporation	Incorporated by reference to Exhibit 3.2 contained in Select Comfort’s Registration Statement on Form S-1, as amended (Reg. No. 333-62793).
4.3	Registration Rights Agreement dated June 6, 2001 among Select Comfort Corporation and the investors signatory thereto	Incorporated by reference to Exhibit 10.7 contained in Select Comfort’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File No. 0-25121).
4.4	Common Stock Purchase Warrant issued to Medallion Capital, Inc. under the Loan Agreement of September 28, 2001	Incorporated by reference to Exhibit 10.3 contained in Select Comfort’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 (File No. 0-25121).
5.1	Opinion of Oppenheimer Wolff & Donnelly LLP	Previously filed.
23.1	Consent of KPMG LLP, Independent Auditors	Filed electronically herewith.
23.2	Consent of Oppenheimer Wolff & Donnelly LLP	Included in Exhibit 5.1.
24.1	Power of Attorney	Previously filed.